UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐    No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☑

February 27, 2015

Results of PEMEX1 as of December 31, 20142

Fourth Quarter (Oct.-Dec.)	2013	2014	Variation	2014	Highlights
	(MXN billion)			(USD billion)
Total Sales	409.5	365.2	-10.8%	24.8	Total hydrocarbons production averaged 3.5 MMboed, and crude oil production decreased by 6.5%.
Operating Income	136.5	94.9	-30.5%	6.4	The average price of the Mexican crude oil basket decreased by 27.9%, from USD 92.05 to USD 66.33.
Net Income (Loss)	(77.5)	(115.9)	-49.5%	(7.9)	EBITDA totaled MXN 157.7 billion (USD 10.7 billion).
Acronyms used: thousand barrels per day (Mbd), million barrels of oil equivalent per day (MMboed), million cubic feet per day (MMcfd), thousand tons (Mt), million tons (MMt).

Uses and Sources of Funds as of December 31, 2014

(MXN million)

(1)	Before taxes and duties. Calculated by adding accrued taxes and duties to revenues from operations from the statement of changes in financial position.
(2)	Excludes E&P Financed Public Works Contract Program.
(3)	Includes (i) an MXN 8,011 million effect from exploration expenses, investment in shares, dividend revenue and financial instruments for sale and (ii) change of cash effect of MXN 4,438 million.

[1]	Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies, altogether “PEMEX”, comprise the state productive oil and gas enterprise of the United Mexican States, which we refer to as Mexico. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The main subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.
[2]	PEMEX is providing this report to publish its preliminary financial and operational results for the fourth quarter of 2014 and the year ended December 31, 2014. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its fourth quarter and year-end results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on February 27, 2015. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

PEMEX

Operating Results

PEMEX Main Statistics of Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Upstream
Total hydrocarbons (Mboed)	3,668	3,499	-4.6%	(169)	3,653	3,572	-2.2%	(80)
Liquid hydrocarbons (Mbd)	2,566	2,404	-6.3%	(163)	2,564	2,473	-3.6%	(91)
Crude oil (Mbd)	2,523	2,360	-6.5%	(164)	2,522	2,429	-3.7%	(93)
Condensates (Mbd)	43	44	2.4%	1	42	44	5.3%	2
Natural gas (MMcfd)(1)	6,416	6,568	2.4%	153	6,370	6,532	2.5%	162
Downstream
Dry gas from plants (MMcfd)(2)	3,660	3,658	-0.1%	(2)	3,693	3,640	-1.4%	(53)
Natural gas liquids (Mbd)	364	356	-2.2%	(8)	362	364	0.6%	2
Petroleum products (Mbd)(3)	1,337	1,226	-8.3%	(112)	1,386	1,321	-4.7%	(65)
Petrochemical products (Mt)	1,291	1,200	-7.0%	(91)	5,456	5,251	-3.7%	(205)

(1)    Includes nitrogen.

(2)    Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.

(3)    Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

Exploration & Production 4Q14

Crude Oil Production

During the fourth quarter of 2014, total crude oil production averaged 2,360 Mbd, a 6.5% decrease as compared to the same period of 2013. This variation was primarily due to:

•     a 10.2% decrease in the production of heavy crude oil, as a result of an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit, as well as a natural decline in production at the fields of the same business unit in the Northern Marine Region.

•     a 10.8%, or 34 Mbd decrease in extra-light crude oil production, primarily due to an increase in the fractional water flow of wells of the Pijije and Sen fields of the Samaria-Luna business unit, a natural decline of the Costero field, as well as an increase in the fractional water flow with high salt concentration of wells of the Teotleco and Juspi fields in the Macuspana-Muspac business unit of the Southern region. It is worth mentioning, that the initiation of production at the Xux field in the Southwestern Marine region in June 2014, contributed an average of 35.3 Mbd to total crude oil production by the end of December.

This decrease was partially offset by:

•     a 0.9%, or 8 Mbd increase in production of light crude oil, primarily due to the development of the Tsimín, Onel and Xanab fields in the Southwestern Marine region, and of the Kambesah field in the Northeastern Marine region. Altogether, these fields reached an average production of 186 Mbd by the end of the fourth quarter of 2014.

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PEMEX

Crude Oil Production (Mbd)	Crude Oil Production (Mbd)

Crude Oil Production by Field

(Mbd)

Natural Gas Production

During the fourth quarter of 2014, natural gas production increased by 0.1%[3], or 7 MMcfd, as compared to the same quarter of 2013, primarily as a result of a 10.1% increase in non-associated gas production at the Burgos business unit in the Northern region.

The increase in natural gas production, was partially offset by a 3.9% decrease in associated gas production, primarily due to:

•     an increase in the fractional water flow of wells in highly fractured deposits of the Bellota-Jujo and Samaria Luna business units in the Southern region; and

•     a natural decline in production at the fields of the Abkatún-Pol Chuc business unit in the Southwestern Marine region.

This decline was partially offset by a 186 MMcfd increase in associated gas production during the period at the Cantarell business unit in the Northeastern Marine region.

[3]	Does not include nitrogen.

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PEMEX

Natural Gas Production

(MMcfd)

Natural Gas by Asset (MMcfd)	Natural Gas Production by Type of Field 4Q14

Gas Flaring	For the fourth quarter of 2014, gas flaring increased by 124 MMcfd when compared to the same period of 2013, primarily due to increased levels of associated gas extraction in the marine regions, as well as capacity limitations to handle and transport natural gas. The previous was primarily caused by delays in the completion of works for gas utilization, a lack of standby equipment for gas-lifting turbo compressors, and problems with compression equipment located on marine rigs.

Gas Flaring

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PEMEX

Operational Infrastructure

During the fourth quarter of 2014, the average number of operating wells totaled 9,545, a 1.8% decrease as compared to the average number of operating wells during the same quarter of 2013.

The completion of wells decreased by 35.8%, from 187 to 120 wells, mainly due to a decrease in the completion of development and exploration wells:

•     the decrease in the completion of development wells was a result of a scheduled reduction of activities at the Aceite Terciario del Golfo and Poza Rica-Altamira business units in the Northern region and at the Cinco Presidentes, Bellota-Jujo and Samaria-Luna business units in the Southern region; and

•     the decrease in the completion of exploration wells was a result of a scheduled reduction of activities at the Burgos and Cuencas del Sureste Terrestre business units, in the Northern and Southern region, respectively.

Average Number of Operating Wells	Average Operating Wells by Type of Field 4Q14

Completed Wells

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Average Number of Operating Drilling Rigs

Average Drilling Rigs by Type 4Q14

Development	Exploration

Seismic Information	During the fourth quarter of 2014, PEMEX acquired 334 km of 2D seismic data, by focusing its two-dimensional acquisition efforts on the Sur de Burgos and Marland studies. No additional 3D seismic data was acquired during this period.

Seismic Information

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PEMEX

Discoveries

As a result of the exploratory activities carried out during the fourth quarter of 2014, the Nat-1 well led to a better understanding of the production potential of gas formations in the deep waters of the Gulf of Mexico.

In addition, the Céfiro-1 well confirmed the presence of shale dry gas, which has increased the production potential of such formations in Mexico.

PEMEX Main Discoveries 2014

Business Unit	Well	Geologic Age	Initial Production		Water Depth	Type of Hydrocarbons
			Oil & Condensates (b/d)	Gas (MMcfd)	Meters
Burgos	Céfiro-1 (*)	Pimienta Late Jurassic	0	12.0		Dry gas
	Santa Anita-501	Mid Eocene Queen City	32	5.4		Wet gas
	Santa Anita-601	Mid Eocene Queen City	48	5.3		Wet gas
	Tangram-1 (*)	Pimienta Late Jurassic	0	10.9		Dry gas
Poza Rica-Altamira	Exploratus-1 (**)	Early Eocene	0	0	2,558	Light crude oil
Litoral de Tabasco	Tlacame-1	Late Miocene	4,004	2	23	Heavy crude oil
	Nat-1 (**)	Mid & Late Miocene	480	12.4	2,633	Wet gas
	Hem-1 (**)	Late Miocene	0	0.0	2,600	Wet gas
Bellota Jujo	Santuario-401	Early & Mid M iocene	576	0.4		Light crude oil
	Arroyo Zanapa-201	Mid & Late Cretaceous	345	2.7		Light crude oil
Total			5,485	51.1
(*) shale oil-gas. (**) deep water.

Exploration & Production 2014

Crude Oil Production

During 2014, crude oil production totaled 2,429 Mbd, a decrease of 93 Mbd, or 3.7%, as compared to 2013, primarily due to:

•     a 7.3% decrease in production of heavy crude oil due to a natural decline in production of fields located in the Cantarell business unit of the Northeastern Marine region and an increase in the fractional water flow of its wells; and

•     a 3.5% decrease in production of extra-light crude oil, primarily due to an increase in the fractional water flow of wells of the Pijije and Sen fields in the Samaria Luna business unit of the Southern region, as well as a natural decline in production of fields of the Crudo Ligero Marino project in the Southwestern Marine region. It is worth mentioning, that the initiation of production at the Xux field in the Southwestern Marine region in June 2014, contributed an average of 35.3 Mbd to total crude oil production by the end of December.

The decrease in crude oil production was partially offset by a 2.0% increase in light crude oil production, mainly driven by increases in production at the Onel and Chuhuk fields of the Abkatún-Pol Chuc business unit, at the Tsimín and Xanab fields of the Litoral de Tabasco business unit, at the Kambesah field of the Cantarell business unit and at the Gasífero and Bedel fields of the Veracruz business unit. Altogether, this group of fields reached an increase in production of approximately 140 Mbd in twelve months (12/31/13 -12/31/14).

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PEMEX

In addition, the Tsimin-Xux project improved the average amount of time between the point of discovery and the commencement of production from 7 to 3.5 years. In fact, this project reached its 100 Mbd of crude oil production target five months ahead of schedule.

Natural Gas

During 2014, natural gas production increased by 1.4%, totaling 5,758 MMcfd, primarily due to a 3.3% increase in associated gas production at the Ku Maloob Zaap and Cantarell business units of the Northeastern Marine region, and at the Litoral de Tabasco business unit of the Southwestern Marine region.

This increase was partially offset by a 2.9% decrease in non-associated gas production during the period caused by a scheduled reduction in drilling activities and the completion of wells at the Burgos and Veracruz business units of the Northern region.

Gas Flaring

During 2014, gas flaring increased by 122 MMcfd due to:

•    scheduled maintenance and non-scheduled shutdowns of compression equipment located on marine rigs;

•    climate events that originated delays on the maintenance program execution; and

•    capacity limitations to handle and transport natural gas.

As a result, the natural gas use as a percentage of production was 95.7% during 2014.

Operational Infrastructure

During 2014, the average number of operating wells decreased by 2.8% to 9,558, as compared to 2013.

The completion of wells decreased by 35% during 2014, from 823 to 535 wells, mainly due to a decrease in the completion of development and exploration wells:

•     the decrease in the completion of development wells resulted primarily from a scheduled reduction of activities at the Aceite Terciario del Golfo and Poza Rica-Altamira business units in the Northern region and at the Cinco Presidentes, Bellota-Jujo and Samaria-Luna business units in the Southern region; and

•     the decrease in the completion of exploration wells was mainly due to a scheduled reduction of activities at the Burgos and Cuencas del Sureste Terrestre business units in the Northern and Southern regions, respectively.

Seismic Information

During 2014, PEMEX focused its two-dimensional acquisition efforts on the following studies:

•    Zapatero-Pénjamo: a study of crude oil, gas and condensates in the Yucatán platform;

•    Sur de Burgos: a study of non-conventional formations;

•    Loma Bonita: a study of crude oil in the Veracruz basin; and

•    Salsomera: a study of subsalt formations in the Veracruz basin.

Additionally, PEMEX acquired two-dimensional development data from the Marland 2D study, which is part of the Enhanced Oil Recovery Reengineering Program associated with the Tamaulipas-Constitución project.

In addition, PEMEX focused its 3D seismic data acquisition efforts on the following studies:

•    Jaltepec: a study of crude oil in the Veracruz basin;

•    Anhélido: a study of non-conventional formations;

•    Centauro 3D WAZ: a study of the Subsalt Belt; and

•    a study on areas with high salt concentration and complexity located towards the south of the Subsalt Belt.

Finally, three-dimensional development data was acquired through the Ku-Maloob-Zaap 3D-3C study.

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Discoveries	During 2014, PEMEX focused its exploration activities in the following producer prospects:
i) Southeastern Basin:

—

The drilling of the Tlacame-1 well for heavy crude oil, the Santuario-401 well for light crude oil and the Arroyo Zanapa-201 well for light crude oil led to a better understanding of the production potential of the Southeastern basin.

ii) Deep Waters of the Gulf of Mexico:

—

Favorable well logs were recorded at the Exploratus-1 well, which confirmed the production potential of this region of the deep waters of the Gulf of Mexico. Moreover, the Nat-1 and Hem-1 wells continued to quantify the production potential of gas formations in the Catemaco Fold Belt.

iii) Shale Resources:

—

The Santa Anita 501 and 601 wells were drilled in conventional formations of the Burgos basin, each of which led to initial production of over 5MMcfd of wet gas. In addition, the Céfiro-1 and Tangram-1 wells led to a better understanding of the production potential of unconventional formations located in the northeastern portion of the country, especially in the Eagle Ford formation.

Exploration & Production Projects

Compression Platform in Tsimín-Xux

On November 25, 2014, Petróleos Mexicanos installed the compression platform CA-Litoral-A in the Tsimin-Xux development project; this platform will be the first one to be installed with the float-over method in the Gulf of Mexico.

CA-Litoral A has a separation capacity of 200 Mbd of crude oil and 600 MMcfd of gas and was built in shipyards located in Mexico by Dragados Offshore de México, S.A. de C.V. The platform is an octopod that is 53 meters high and weighs over 14 Mt. It has three high-pressure turbo-compressor modules, two high-pressure gas dehydration plants, three turbo-generators, two sour-gas sweetening plants, a high-pressure elevated gas burner, an emergency motor generator and auxiliary services installations.

Industrial Transformation 4Q14

Crude Oil Processing

During the fourth quarter of 2014, total crude oil processing decreased by 7.4%, as compared to the same period of 2013, primarily due to:

•    scheduled maintenance cycles;

•    non-scheduled maintenance and overhaul works; and

•    operational problems resulting from the quality of crude oil supplied by producing areas.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 3.3 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and diesel.

PEMEX’s usage of its primary distillation capacity decreased by 7.0 percentage points, primarily due to maintenance cycles, overhaul projects and the operational problems described above.

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PEMEX

Crude Oil Processing

(Mbd)

Production of Petroleum Products	During the fourth quarter of 2014, total petroleum products output decreased by 8.3%, as compared to the same period of 2013, primarily due to a decrease in the amount of crude oil processed during this period.

Petroleum Products Production

(Mbd)

* Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

Variable Refining Margin	During the fourth quarter of 2014, PEMEX’s NRS recorded a negative variable refining margin of USD 0.96 per barrel, USD 0.44 per barrel above the margin recorded during the fourth quarter of 2013. This increase was primarily due to better market conditions and distillate yields obtained at the NRS, despite a decrease in inventory valuation, resulting from lower prices of crude oil.

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Variable Refining Margin

(USD /b)

Natural Gas Processing and Production

During the fourth quarter of 2014, natural gas processing decreased by 1.8%, as compared to the same period of 2013, in response to the decreased availability of sour wet gas from both the offshore and onshore regions. As a result, dry gas and natural gas liquids production decreased by 0.1% and 2.2%, respectively, as compared to the same period of 2013.

Condensates processing increased by 2.3% during the third quarter of 2014 as compared to the same period of 2013, primarily due to an increased supply of condensates from the Northern region.

Natural Gas Processing

(MMcfd)

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Dry Gas and Natural Gas Liquids

Production

(1)	Includes condensates process

Petrochemicals Production

During the fourth quarter of 2014, the production of petrochemical products decreased by 7.0%, or 91 Mt, as compared to the same period of 2013, primarily due to the following:

•     a 32 Mt decrease in production in the ethane derivatives chain, mainly due to scheduled maintenance cycles that were carried out during 2014, which resulted in a decrease in production of polyethylene and ethylene oxide;

•     a 29 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide, in response to a decline in demand for urea, as well as scheduled maintenance cycles in the methanol plant; and

•     a 28 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of amorphous gasoline, heavy naphtha and sulfur in response to preventative maintenance activities at the continuous catalytic regeneration (CCR) plant.

This decrease was partially offset by an 11 Mt increase in production in the aromatics and derivatives chain, due to greater output volumes of xylenes and styrene.

Petrochemicals Production

(Mt)

*	Includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline

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Industrial Transformation 2014

Crude Oil Processing

During 2014, total crude oil processing totaled 1,155 Mbd, a 5.6% decrease as compared to 2013, primarily explained by scheduled maintenance cycles, non-scheduled maintenance and overhaul works, as well as operational problems resulting from the quality of crude oil supplied by producing areas.

The ratio of heavy crude oil to total crude oil processed by the NRS was 43.2%, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and diesel.

During 2014, PEMEX’s usage of its primary distillation capacity decreased by 4.0 percentage points, as compared to 2013, to 69.1% of its total capacity, due to the maintenance activities and overhaul works described above.

Production of Petroleum Products	During 2014, total petroleum products output decreased by 4.7%, as compared to 2013, as a result of a decrease in the amount of crude oil processed,.

Variable Refining Margin	By the end of 2014, the NRS recorded a variable refining margin of USD 1.76 per barrel, as compared to a negative variable refining margin of USD 1.84 per barrel by the end of 2013. This is broadly explained by better market conditions in prices of oil and refined products, improved performance of gasolines and the processing of a heavier crude oil mix.

Natural Gas Processing and Production

During 2014, natural gas processing decreased by 1.4%, as compared to 2013, in response to the decreased availability of sweet wet gas from the Burgos business unit.

Condensates processing, on the other hand, increased by 5.0%, primarily due to an increase in the supply of sweet condensates in the Northern region.

As a result, dry gas production decreased by 1.4%, or 53 MMcfd, while natural gas liquids production recorded an increase of 0.6%, due to an increase in the supply of sour wet gas in the marine regions.

Petrochemicals Production

During 2014, production of petrochemical products totaled 5,251 Mt, a 3.7% decrease as compared to 2013. This decrease is primarily explained by:

•     a 143 Mt decrease in production in the ethane derivatives chain, mainly due to the transfer of vinyl chloride and muriatic acid production to the joint venture between Pemex-Petrochemicals and Petroquímica Mexicana de Vinilo, S.A. de C.V. on September 12, 2013, and is no longer on our records. In addition, the production of high- and low-density polyethylene decreased as a result of non-programmed shutdowns of operations;

•     a 71 Mt decrease in production in the methane derivatives chain, mainly of ammonia, in response to operational problems, repair works and obsolete plants, as well as a decrease in output of carbon dioxide, as a result of a decline in demand for urea; and

•     a 100 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of sulfur and amorphous gasoline.

This decrease was partially offset by:

•     a 99 Mt increase in production in the aromatics and derivatives chain, primarily due to the stabilization of the CCR plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex; and

•     a 61 Mt increase in production in the propylene and derivatives chain, due to increased availability of propylene, and to the stabilization of the acrylonitrile production plant.

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Industrial Transformation Projects

Los Ramones

On December 2, 2014, phase one of the Los Ramones natural gas pipeline project, which has the capacity to import up to 2.1 MMMcfd of natural gas, began operating. The phase one pipeline runs from Agua Dulce at the Texas border near Tamaulipas, to Los Ramones, Nuevo León.

In total, the Los Ramones project requires an investment of approximately USD 2.5 billion and measures 1,021 kilometers in length from Agua Dulce, Texas to Apaseo el Alto, Guanajuato.

Interoceanic Corridor

On January 2, 2015, President Enrique Peña Nieto, inaugurated the first stage of the “Interoceanic Corridor,” a transportation system that is expected to reduce transportation time between the Gulf of Mexico and the Pacific ocean from 16 to 7 days. With an estimated investment of USD 1.4 billion, the project entails both the overhaul of existing infrastructure and the construction of new infrastructure. The key features of this project are as follows:

•     The construction of new natural gas and liquefied petroleum gas (LPG) pipelines running from the Pajaritos marine terminal in Coatzacoalcos, Veracruz and to the Salina Cruz refinery in Oaxaca.

•     Currently, there are three compression stations and a pipeline measuring 12 inches in diameter that has a capacity of 90 MMcfd of natural gas.

•     The availability of natural gas at the Salina Cruz refinery is expected to allow for the replacement of approximately 4.38 MMb of fuel oil with natural gas per year, thereby reducing approximately 450 Mt of carbon dioxide emissions per year, in addition to the reduction of 50 Mt of sulfur oxide per year.

•     The renovation of the Salina Cruz marine terminal, allows PEMEX to resume crude oil exports to Asia, North and South America without having to cross through the Panama Canal.

LNG Project in the Pacific Coast

On November 5, 2014, Petróleos Mexicanos announced a project focused on the development of facilities for the liquefaction of natural gas in the Pacific coast, which will require an estimated investment of USD 6.0 billion. Petróleos Mexicanos expects to establish alliances with partners that can provide operational expertise and financial capital for the development of these new facilities.

This project constitutes the second stage of the Interoceanic Corridor, and is aimed at transporting the natural gas produced in the Gulf of Mexico through the Tehuantepec Isthmus for processing and export to Asia and Oceania. Operations are expected to begin by 2020. Since November 2014, technical, economic and infrastructure studies have been conducted to determine the ideal location for the new facilities.

Pemex Gas Stations	As of December 31, 2014, a total of 10,830 PEMEX gas stations were registered, which is 414 more than the number registered as of December 31, 2013.

Crude Oil Exchange

On January 8, 2015, Petróleos Mexicanos announced that in 2014 it had presented to the Bureau of Industry and Security of the U.S. Department of Commerce a proposal for a crude oil exchange. Through this exchange, Petróleos Mexicanos would import up to 100 Mbd of light crude oil and condensates, which would be used to improve the refining activities of the Tula, Salamanca and Salina Cruz refineries. In addition, Petróleos Mexicanos would export heavy crude oil that could be processed at U.S. refineries with coker facilities. As of the date of this report, negotiations are ongoing.

The amount of crude oil that would be exported in connection with this exchange does not represent an addition to the amount currently exported to the United States.

Through this exchange, PEMEX anticipates the following improvements in its refining processes:

  i.     an increase in gasoline and diesel production;

 ii.     a reduction in production of fuel oil and refined products with high sulfur content; and

iii.     an improvement in installed utilization capacity.

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Tula Refinery Revamping & Construction of a Storage and Distribution Facility

On December 3, 2014, Petróleos Mexicanos announced:

•     the commencement of the revamping of the Tula refinery which is expected to require an investment of USD 4.6 billion. Upon completion of the revamping, the refinery is expected to produce approximately 173 Mbd of ultra-low sulfur (ULS) gasoline, 104 Mbd of ULS diesel and 21 Mbd of jet fuel; and

•     the construction of a new storage and distribution facility with an estimated investment of USD 1.2 billion. The facility will be built on 113 hectares of land adjacent to the Tula refinery.

As described further below, these projects were subsequently postponed pursuant to the 2015 PEMEX budget adjustment plan.

Cogeneration Plants at the Tula and Cadereyta Refineries	On October 27, 2014, Petróleos Mexicanos signed memoranda of understanding (MOUs) with the Mexican-Canadian consortium, Hermes-Atco, and Mitsui, the Japanese company, to jointly implement projects involving the development of cogeneration plants at the Tula and Cadereyta refineries. The main characteristics of these projects are described below:

	Refinery where the cogeneration plant is to	Generation Capacity		Estimated Start of Commercial	Estimated Investment
Counterparty	be located	Electric Energy	Steam	operation	(USD MM)
Consorcio Hermes-Atco	Tula, Hidalgo	638 MW	1,247 Th	Second half of 2017	820
Mitsui	Cadereyta, Nuevo León	380 MW	760 Th		590

Acronyms used: MW = megawatt, Th = tons per hour and MM = millions.

Underground LPG Storage

On December 15, 2014, Pemex-Gas and Basic Petrochemicals, a subsidiary of Petróleos Mexicanos, and Cydsa, S.A., a Mexican company, signed an agreement to develop a salt cavern for underground LPG storage in Coatzacoalcos, Veracruz. The storage facility is expected to have a capacity of 1.8 MMb.

The project, the first of its kind in Latin America, includes the construction of above-ground infrastructure for the handling and transportation of up to 120 Mbd of LPG per day. This project is expected to require a total investment of approximately USD 130 million and commercial operations are expected to begin in 2016.

Camargo Ammonia Plant Overhaul	On December 9, 2014, Petróleos Mexicanos began overhaul works at the ammonia plant located in Camargo, Chihuahua, which has been inactive since 2002. With an estimated USD 35 million investment, the renovated plant is expected to produce 132 Mt of ammonia per year once it becomes operational during the first half of 2016. An additional USD 60 million is expected to be invested in a new natural gas compression station in Camargo.

Fertilizers

On December 9, 2014, Petróleos Mexicanos announced initiatives related to the ammonia-fertilizer chain that are intended to meet the following goals:

•     recover 2 MMt of ammonia production capacity in five of its plants by 2016;

•     integrate the gas-ammonia-fertilizer chain; and

•     create the productive subsidiary Fertilizantes (Fertilizers), which will subsequently be converted into an affiliate of Petróleos Mexicanos to produce and sell fertilizers.

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PEMEX

Industrial Safety

Frequency Index[4]	During the fourth quarter of 2014, the accumulated frequency index for PEMEX personnel was 0.34 injuries per million man-hours worked (MMhh), which represents a 12.5 % decrease as compared to the same period of 2013, and is 15.8% lower than the International Association of Oil & Gas Producers (IOGP) standard for 2013, which was 0.40.

Severity Index[5]

During the fourth quarter of 2014, the accumulated severity index was 30 days lost per MMhh, a 6.0% decrease as compared to the fourth quarter of 2013, mainly due to a decrease in accidents at the subsidiary entities, as follows: 50% at Pemex-Gas and Basic Petrochemicals; 38% decrease at Pemex-Refining; 31% at Pemex-Exploration and Production; and a 27% at Pemex-Petrochemicals.

Petróleos Mexicanos continues to direct its efforts toward supporting the implementation of its Operational Reliability Program while focusing on strengthening its accident containment plan through the following methods: operational discipline, operational procedures and safety practices, training and development, process-risk assessment, effective audits and mechanical integrity, labor management, repair and maintenance management, operating windows, risk-based inspections and operational reliability oriented maintenance. Petróleos Mexicanos has made progress through these initiatives and continues to evaluate their impact.

Environmental Protection

Climate and Clean Air Coalition	On November 10, 2014, Petróleos Mexicanos joined the Oil and Gas Methane Partnership of the Climate and Clean Air Coalition (CCAC), a partnership launched by the United Nations Environment Programme. The CCAC aims to reduce emissions of methane and gas flaring through the implementation of more efficient technologies and operational best practices.

NAMA for the Mexican Oil & Gas Sector	In November 2014, the Ministry of Environment and Natural Resources (SEMARNAT) registered the Nationally Appropriate Mitigation Actions (NAMA) for the Mexican Oil and Gas Sector on the Voluntary National Registry of Development maintained by the United Nations Framework Convention on Climate Change. This NAMA program, which was developed in collaboration with Environment Canada, a Canadian government entity, is one of the first to be implemented by the oil and gas sector on a global scale. This program has the potential to reduce emissions by more than 13 MMt of carbon dioxide equivalent per year.

Sulfur Oxide Emissions	During the fourth quarter of 2014, sulfur oxide emissions increased by 13.1% as compared to the same period of 2013, due to emissions produced by Pemex-Exploration and Production as a result of the decline in wells that use nitrogen to increase its production, which resulted in an increase in the generation of sour gas with a high nitrogen content that is then burnt at the Northwestern Marine region and at the Akal C7/C8 Gas Processing Center in the Northeastern Marine region. In addition, a Pemex-Gas and Basic Petrochemicals sulfur recuperation unit was removed for maintenance in November 2014, which also contributed to the increase in sulfur oxide emissions during the fourth quarter of 2014.

Water Reuse	During the fourth quarter of 2014, the reuse of water decreased by 13.1% as compared to the same period of 2013, primarily due to the decrease in the utilization rates of residual water treatment plants in the NRS.

[4]	Refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.
[5]	Refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

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PEMEX

Actions Against the Illicit Fuels Market

Transportation Strategy	In order to combat fuel theft, PEMEX will begin transporting unfinished gasoline and diesel through its pipelines, which will be unsuitable for use in automotive vehicles and industrial plants. The final processing of these fuels will be carried out at PEMEX’s storage terminals prior to their delivery for use in automotive vehicles and industrial plants.

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PEMEX

Financial Results

During 2014, and especially during the fourth quarter of 2014, PEMEX’s financial results were severely affected by external factors to the company’s operations, such as the Mexican peso depreciation against the U.S. dollar, and a decrease of interest rates on Mexico’s government bonds. The first factor had a significant effect on the income statement, due to a change in valuation of financial debt. The second one had a direct impact on the discount rate used for the calculation of the net cost of employee benefits and therefore on our income statement.

PEMEX Consolidated Income Statement

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total sales	409,494	365,217	-10.8%	(44,277)	24,814	1,608,205	1,587,755	-1.3%	(20,449)	107,878
Domestic sales	231,610	229,288	-1.0%	(2,322)	15,579	910,188	944,998	3.8%	34,810	64,207
Exports	174,959	131,073	-25.1%	(43,886)	8,906	687,678	631,319	-8.2%	(56,359)	42,894
Services income	2,925	4,856	66.0%	1,931	330	10,339	11,439	10.6%	1,099	777
Cost of sales	249,223	241,273	-3.2%	(7,950)	16,393	839,615	864,620	3.0%	25,005	58,746
Gross income	160,271	123,945	-22.7%	(36,326)	8,421	768,589	723,135	-5.9%	(45,454)	49,133
Other revenues (expenses)	9,475	11,772	24.2%	2,297	800	90,136	37,506	-58.4%	(52,630)	2,548
IEPS accrued	15,142	2,415	-84.0%	(12,726)	164	94,466	43,109	-54.4%	(51,357)	2,929
Other	(5,667)	9,357	265.1%	15,024	636	(4,330)	(5,603)	-29.4%	(1,272)	(381)
Transportation and distribution expenses	8,717	9,060	3.9%	343	616	32,448	32,215	-0.7%	(233)	2,189
Administrative expenses	24,548	31,788	29.5%	7,240	2,160	98,654	111,212	12.7%	12,558	7,556
Operating income (loss)	136,481	94,868	-30.5%	(41,612)	6,446	727,622	617,213	-15.2%	(110,409)	41,936
Total interest expense	(11,357)	(17,793)	-56.7%	(6,436)	(1,209)	(39,586)	(51,559)	-30.2%	(11,973)	(3,503)
Total interest income	6,982	1,242	-82.2%	(5,741)	84	8,736	3,014	-65.5%	(5,722)	205
Income (cost) due to financial derivatives	135	(3,794)	-2904.7%	(3,930)	(258)	1,311	(9,439)	-820.0%	(10,750)	(641)
Foreign exchange profit (loss)	(4,254)	(67,501)	-1486.7%	(63,246)	(4,586)	(3,951)	(77,006)	-1848.8%	(73,054)	(5,232)
Profit sharing in non-consolidated subsidiaries and affiliates	861	(1,812)	-310.4%	(2,673)	(123)	707	93	-86.9%	(614)	6
Income before taxes and duties	128,848	5,210	-96.0%	(123,638)	354	694,838	482,316	-30.6%	(212,521)	32,771
Taxes and duties	206,323	121,064	-41.3%	(85,259)	8,226	864,896	746,136	-13.7%	(118,760)	50,695
Duties over hydrocarbon extraction and other	204,815	140,526	-31.4%	(64,289)	9,548	856,979	760,628	-11.2%	(96,351)	51,680
Oil income tax	1,731	2,159	24.8%	428	147	3,604	5,087	41.1%	1,483	346
Income tax and other	(223)	(21,622)	-9591.7%	(21,399)	(1,469)	4,313	(19,578)	-553.9%	(23,891)	(1,330)
Net income (loss)	(77,474)	(115,854)	-49.5%	(38,379)	(7,872)	(170,058)	(263,820)	-55.1%	(93,761)	(17,925)
Other comprehensive results	251,113	(271,526)	-208.1%	(522,639)	(18,449)	254,270	(268,844)	-205.7%	(523,115)	(18,266)
Investment in equity securities	1,116	(1,550)	-238.9%	(2,667)	(105)	4,453	(765)	-117.2%	(5,219)	(52)
Actuarial losses due to employee benefits	247,376	(275,621)	-211.4%	(522,997)	(18,727)	247,376	(275,604)	-211.4%	(522,980)	(18,726)
Conversion effect	2,621	5,646	115.4%	3,025	384	2,441	7,525	208.3%	5,084	511
Comprehensive income (loss)	173,639	(387,379)	-323.1%	(561,018)	(26,320)	84,212	(532,664)	-732.5%	(616,876)	(36,191)

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PEMEX

Income Statement from October 1 to December 31, 2014

Sales

During the fourth quarter of 2014, total sales decreased by 10.8%, or MXN 44.3 billion, as compared to the same period of 2013, primarily as a result of:

•     a 25.1%, or MXN 43.9 billion decrease in exports, mainly due to a 27.8%, or MXN 37.9 billion decrease in exports of crude oil and condensates. The crude oil price decreased by 27.9%, from USD 92.05 per barrel during the fourth quarter of 2013 to USD 66.33 per barrel during the same quarter of 2014. In addition, export volumes decreased by 2.7%, from 1,234 Mbd to 1,201 Mbd; and

•     a 6.9%, or MXN 12.2 billion decrease in domestic sales of gasoline and diesel, net of IEPS[6]. The price effect had a negative impact of MXN 12.7 billion on this reduction, although it was partially offset by an increase in sales volume by MXN 0.5 billion.

Sales Evolution

(MXN million)

Exports (MXN million)	Crude Exports by Region 4Q14

[6]	IEPS stands for Special Tax on Production and Services in Spanish.

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PEMEX

Domestic Sales including IEPS Credit (MXN million)	Domestic Sales of Petroleum Products 4Q14

Gross & Operating Income

During the fourth quarter of 2014, gross income decreased by 22.7%, or MXN 36.3 billion, as compared to the same period of 2013, primarily due to:

•     a MXN 44.3 billion reduction on total sales; and

•     an MXN 8.0 billion decrease in cost of sales, due to the resumption of operations at the Deer Park refinery in Texas (a partnership with Shell Oil), as well as a 19.6% increase in the volume of purchases for resale.

In addition, operating income totaled MXN 94.9 billion, which represents a 30.5%, or MXN 41.6 billion decrease, as compared to the same period of 2013. This decrease resulted in part from an increase in the net cost of employee benefits during this period, which primarily impacted administrative expenses due to the reclassification of expenses associated with certain current and retired employees from cost of sales and transportation and distribution expenses to administrative expenses, as well as a decrease in the discount rate from 8.45% in 2013 to 6.98% in 2014.

During the fourth quarter of 2014, the net cost of employee benefits recorded under cost of sales and general expenses increased by 42.2%, or MXN 9.8 billion, due to the decrease in the discount rate described above. Excluding the net cost of employee benefits during this period, costs and operating expenses decreased by MXN 10.2 billion, or 3.9%, as compared to the same period of 2013.

Depreciation and amortization, on the other hand, decreased by 13.9%, or MXN 5.1 billion, primarily due to the impact on depreciation of the recognition of impairment charges recorded in previous periods.

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PEMEX

Operating Income Evolution

(MXN million)

Composition of Net Income (Loss)

During the fourth quarter of 2014, PEMEX recorded a net loss of MXN 115.9 billion, primarily as a result of:

•    operating income of MXN 94.9 billion;

•    net interest expense of MXN 16.6 billion;

•    a foreign exchange loss of MXN 67.5 billion; and

•    taxes and duties of MXN 121.1 billion.

During the fourth quarter of 2014, the ratio of taxes and duties paid to income before taxes and duties was 2,323.7%, as compared to 160.1% during the same period of 2013. In addition, the ratio of taxes and duties paid to operating income was 127.6% during the fourth quarter of 2014, as compared to 151.2% during the same period of 2013.

Composition of Net Income

(MXN million)

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PEMEX

Evolution of Taxes and Duties

(MXN million)

Evolution of Net Income (Loss)

The increase in net loss during the fourth quarter of 2014 is primarily explained by:

•     a 30.5%, or MXN 41.6 billion decrease in operating income;

•     a MXN 12.2 billion increase in net interest expense, due to increased financial debt;

•     a MXN 3.9 billion increase in costs associated to financial derivatives, mainly due to the appreciation of the U.S. dollar against currencies other than the Mexican peso in which Petróleos Mexicanos has issued debt;

•     a MXN 63.2 billion foreign exchange loss, as a result of an 8.6% depreciation of the Mexican peso relative to the U.S. dollar during the fourth quarter of 2014, as compared to a 0.5% depreciation of the Mexican peso relative to the U.S. dollar during the same period of 2013; and

•     a 41.3%, or MXN 85.3 billion decrease in taxes and duties, due to a decline in the production and price of the Mexican crude oil basket.

As a result, PEMEX recorded a net loss of MXN 115.9 billion during the fourth quarter of 2014, as compared to MXN 77.5 billion during the same period of 2013.

PEMEX’s consolidated financial statements are presented in Mexican pesos, which is both its functional currency and reporting currency. However, the majority of PEMEX’s revenues is denominated in U.S. dollars or indexed to the U.S. dollar and with the exception of labor costs, PEMEX’s expenses are payable in U.S. dollars or in Mexican pesos indexed to the U.S. dollar.

Evolution of Net Income (Loss)

(MXN million)

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PEMEX

Comprehensive Income (Loss)	During the fourth quarter of 2014, other comprehensive results decreased by 208.1% or MXN 522.6 billion, to a comprehensive loss of MXN 387.4 billion. This decrease resulted primarily from the difference between the 8.45% discount rate used to calculate the net cost of employee benefits in 2013 and the 6.98% discount rate used in 2014.

Evolution of Comprehensive Income

(MXN million)

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PEMEX

Income Statement from January 1 to December 31, 2014

Sales

During 2014, total sales decreased by 1.3%, or MXN 20.4 billion, as compared to 2013, primarily due to an 8.2%, or MXN 56.4 billion decrease in exports, as a result of a MXN 72.9 billion decrease in exports of crude oil and condensates. This decrease is explained by a MXN 51.5 billion decrease in sales prices, and a MXN 21.4 billion decrease in sales volume. The price of crude oil decreased by 12.1%, from USD 98.53 per barrel during 2013 to USD 86.56 per barrel in 2014. In addition, export volumes decreased by 3.9%, from 1,189 Mbd to 1,142 Mbd. The decrease in crude oil exports was partially offset by a MXN 17.0 billion increase in exports of petroleum products, which was primarily driven by a 49.1% increase in the volume of fuel oil exports.

This decrease was partially offset by a MXN 34.8 billion, or 3.8% increase in domestic sales, as compared to 2013.

Gross & Operating Income

During 2014, gross income decreased by 5.9%, or MXN 45.5 billion, as compared to 2013, primarily due to:

•    a MXN 20.4 billion decrease on total sales; and

•    a MXN 25.0 billion, or 3.0% increase in cost of sales, primarily as a result of a MXN 15.4 billion increase in purchases for resale, mainly of natural gas, diesel and jet fuel. In addition, natural gas and LPG (liquefied petroleum gas) prices increased by 21.4% and 18.8%, respectively.

In addition, operating income decreased by 15.2%, or MXN 110.4 billion.

A significant portion of the goods and services related to PEMEX’s strategic operations are priced in U.S. dollars or in Mexican pesos indexed to the U.S. dollar. As a result, the depreciation of the Mexican peso against the U.S. dollar results in an increase in costs.

Illegal theft of fuel oil, on the other hand, has a negative impact on operating costs and expenses. During 2014, illegal tapping activities increased and had an additional negative impact on our financial statements.

During 2014, costs and operating expenses (cost of sales, transportation and distribution expenses and administrative expenses) increased by MXN 37.3 billion, or 3.8%. Excluding the net cost of employee benefits during this period, costs and operating expenses increased by MXN 30.9 billion, or 3.6% as compared to the same period of 2013. The net cost of employee benefits recorded under cost of sales and general expenses increased by 5.6%, primarily due to a decrease in the discount rate used for its calculation from 6.90% in 2013 to 8.45% in 2014.

Composition of Net Income (Loss)

During 2014, PEMEX recorded a net loss of MXN 263.8 billion, primarily as a result of:

•    operating income of MXN 617.2 billion;

•    net interest expense of MXN 48.5 billion;

•    costs associated to financial derivatives of MXN 9.4 billion;

•    a foreign exchange loss of MXN 77.0 billion; and

•    taxes and duties of MXN 746.1 billion.

During 2014, the ratio of taxes and duties paid to income before taxes and duties was 154.7% and the ratio of taxes and duties paid to operating income was 120.9%.

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PEMEX

Consolidated Balance Sheet as of December 31, 2014

PEMEX Consolidated Balance Sheet

	As of December 31,	As of December 31,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total assets	2,047,390	2,123,321	3.7%	75,931	144,267
Current assets	266,914	282,041	5.7%	15,127	19,163
Cash and cash equivalents	80,746	117,989	46.1%	37,243	8,017
Accounts, notes receivable and other	122,512	113,946	-7.0%	(8,566)	7,742
Inventories	56,914	48,544	-14.7%	(8,371)	3,298
Derivative financial instruments	6,742	1,563	-76.8%	(5,179)	106
Investments available for sale	17,729	5,415	-69.5%	(12,314)	368
Permanent investment in shares of associates	16,780	22,069	31.5%	5,289	1,499
Property, plant and equipment	1,721,579	1,783,336	3.6%	61,757	121,167
Deferred taxes	2,493	952	-61.8%	(1,541)	65
Restricted cash	7,702	6,884	-10.6%	(818)	468
Other assets	14,195	22,625	59.4%	8,430	1,537
Total liabilities	2,232,637	2,892,815	29.6%	660,178	196,549
Current liabilities	259,191	334,006	28.9%	74,815	22,694
Short-term financial debt	90,677	145,863	60.9%	55,186	9,911
Suppliers	106,745	116,148	8.8%	9,402	7,892
Accounts and accrued expenses payable	14,195	12,284	-13.5%	(1,911)	835
Derivative Financial Instruments	6,284	17,460	177.8%	11,175	1,186
Taxes and duties payable	41,289	42,252	2.3%	962	2,871
Long-term liabilities	1,973,446	2,558,809	29.7%	585,363	173,856
Long-term financial debt	750,563	997,386	32.9%	246,823	67,766
Employee benefits	1,119,208	1,474,089	31.7%	354,881	100,155
Provision for diverse credits	69,209	78,423	13.3%	9,214	5,328
Other liabilities	7,406	7,718	4.2%	312	524
Deferred taxes	27,060	1,193	-95.6%	(25,866)	81
Total equity	(185,247)	(769,494)	315.4%	(584,247)	(52,283)
Holding	(185,751)	(769,873)	314.5%	(584,123)	(52,308)
Certificates of contribution “A”	114,605	134,605	17.5%	20,000	9,146
Federal Government Contributions	115,314	43,731	-62.1%	(71,583)	2,971
Legal Reserve	1,002	1,002	0.0%	—	68
Comprehensive accumulated results	(129,066)	(398,078)	208.4%	(269,013)	(27,047)
Retained earnings (accumulated losses)	(287,606)	(551,132)	91.6%	(263,527)	(37,446)
From prior years	(117,740)	(287,606)	144.3%	(169,866)	(19,541)
For the year	(169,866)	(263,527)	55.1%	(93,661)	(17,905)
Participation of non-holding entities	504	379	-24.8%	(125)	26
Total liabilities and equity	2,047,390	2,123,321	3.7%	75,931	144,267

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PEMEX

Working Capital	As of December 31, 2014, working capital totaled MXN (52.0) billion, primarily as a result of a MXN 55.2 billion increase in short-term financial debt.

Working Capital

(MXN million)

Debt

Total financial debt increased by 35.9%, to MXN 1,143.2 billion (USD 77.7 billion), primarily due to the financing activities carried out during the period.

During 2014, Petróleos Mexicanos and PMI’s7 total financing activities amounted to MXN 426.6 billion (USD 29.0 billion). Total debt payments made during the period amounted to MXN 207.5 billion (USD 14.1 billion).

PEMEX’s financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Financial Debt

(MXN billion)

1)	Includes Finance Public Works Contracts Program.
2)	Includes accrued interests and amortized cost.

[7]	Refers to P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V. and Pemex Finance Ltd.

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PEMEX

Financial Debt Exposure as of December 31, 2014

By currency	By rate

Average Duration of Financial Debt Exposure

(years)

Investment Activities

2014 Activity

During 2014, PEMEX spent MXN 356.8 billion (USD 26.8 billion)[8] on investment activities, which represents 99.9% of the total investment of MXN 357.5 billion that were programmed for the year. These investments were allocated as follows:

•    MXN 301.7 billion to Pemex-Exploration and Production[9], MXN 35.1 billion of which were allocated to exploration;

•    MXN 39.8 billion to Pemex-Refining;

•    MXN 7.5 billion to Pemex-Petrochemicals;

•    MXN 4.8 billion to Pemex-Gas and Basic Petrochemicals; and

•    MXN 3.0 billion to Petróleos Mexicanos Corporate.

Original 2015 Budget

The Mexican Congress originally approved a 2015 investment budget for PEMEX of MXN 366.4 billion (USD 27.3 billion10) in 2014. These investments were expected to be allocated as follows:

•    MXN 299.5 billion to Pemex-Exploration and Production[11], MXN 38.6 billion of which were allocated to exploration;

•    MXN 64.4 billion to Industrial Transformation; and

•    MXN 2.5 billion to Petróleos Mexicanos Corporate.

[8]	Convenience translation has been made at the established exchange average rate for 2014, of MXN 13.2973 = USD 1.00.
[9]	Includes maintenance expenditures.
[10]	Convenience translation has been made at the established average exchange rate established in the Economic Package Fiscal Year 2015 of MXN 13.40 = USD 1.00
[11]	Includes maintenance expenditures.

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PEMEX

Adjustment to the 2015 Budget

In order to meet the financial balance[12] goal of MXN (155) billion established by the Mexican Congress for 2015, a MXN 62.0 billion, or 11.5% cut has been made to PEMEX’s budget. The budgetary adjustment program was based on the following principles:

•     minimizing the impact on crude oil and gas production;

•     minimizing the impact on the reserves replacement rate;

•     maintaining the capacity to supply petroleum products to the domestic market;

•     minimizing the impact on safety and reliability of PEMEX’s facilities, in compliance with environmental regulations;

•     minimizing the potential impact on future competitiveness, in the domestic petroleum products market; and

•     increasing PEMEX’s profitability.

Among other important actions taken by PEMEX to meet its 2015 financial balance goal were the implementation of the Austerity and Rational Use of Resources Program, and the postponement of revamps of refineries and of the clean fuels project associated with ultra-low sulfur gasoline and diesel.

2015 Budget

As a result of the budget adjustment, PEMEX expects to invest approximately MXN 307.6 billion (USD 23.0 billion13) during 2015. These investments are expected to be allocated as follows:

•     MXN 253.0 billion to Pemex-Exploration and Production[14];

•     MXN 31.9 billion to Pemex-Refining;

•     MXN 6.8 billion to Pemex-Gas and Basic Petrochemicals;

•     MXN 4.0 billion to Pemex-Petrochemicals; and

•     MXN 1.8 billion to Petróleos Mexicanos Corporate.

Financing Activities 2014

Capital Markets

On November 27, 2014, Petróleos Mexicanos issued the following series of its Certificados Bursátiles (publicly traded notes) for an aggregate amount of MXN 15.0 billion:

•     MXN 5.0 billion due in 6 years, at TIIE+15 basis points (PEMEX 14);

•     MXN 8.3 billion due in 12 years, at 7.47% (PEMEX 14-2); and

•     the equivalent of approximately MXN 1.7 billion in UDIs (Investment Units) due in 11 years, at 3.94% (PEMEX 14U reopening).

Bank Loans

On December 19, 2014, PEMEX obtained a bank loan for MXN 10.0 billion due in 10 years (a MXN 5.0 billion divided between a MXN 5.0 billion “bullet” tranche and a MXN 5.0 billion tranche payable on a quarterly basis.

On December 23, 2014, PEMEX entered into a bank loan for MXN 10.0 billion due in 2024 with quarterly amortizations.

COPF	During the fourth quarter of 2014, no provisions were carried out through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production.

Liquidity Management	On November 19, 2014, Petróleos Mexicanos entered into a 5-year syndicated revolving credit line for MXN 20.0 billion.

As of December 31, 2014, Petróleos Mexicanos held syndicated revolving credit lines for liquidity management for USD 2.5 billion and MXN 23.5 billion. By the end of 2014, these lines were fully drawn.

[12]	Amount is constructed under Mexican governmental accounting and equivalent to the following items in cash flow: sales minus operating costs and expenses, minus investment expense, minus taxes and duties, and minus financial debt service.
[13]	Convenience translation has been made at the established average exchange rate established in the Economic Package Fiscal Year 2015 of MXN 13.40 = USD 1.00
[14]	Includes maintenance expenditures.

PEMEX Results Report as of December 31, 2014	28 / 33
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PEMEX

Financing Activities 2015

Capital Markets

On January 23, 2015, Petróleos Mexicanos issued the following series of securities for an aggregate amount of USD 6.0 billion:

•    USD 1.5 billion 3.500% Notes due in 5.5 years;

•    USD 1.5 billion 4.500% Notes due in 11 years; and

•    USD 3.0 billion 5.625% due in 31 years.

On February 11, 2015, Petróleos Mexicanos issued the following series of its Certificados Bursátiles for an aggregate amount of MXN 24.3 billion in reopenings of PEMEX 14, PEMEX14-2 and PEMEX 14U:

•    MXN 4.3 billion due 2021, at TIIE plus 15 basis points (PEMEX 14);

•    MXN 17.0 billion due 2026, at 7.47%, of which MXN 9.0 billion was issued to foreign investors; this series is eligible for clearance through Euroclear (PEMEX 14-2); and

•    the equivalent of approximately MXN 3.0 billion in UDIs due in 11 years, at 3.94% (PEMEX 14U).

Bank Loans	On January 16, 2015, PEMEX entered into a bank loan for MXN 7.0 billion due in 1 year. On February 17, 2015, PEMEX replaced an existing bank loan for USD 2.0 billion due in 5 years.

Liquidity Management

On February 5, 2015, a USD syndicated credit line was increased from USD 1.25 billion to USD 3.25 billion.

As of February 27, 2015, Petróleos Mexicanos holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion.

PEMEX Results Report as of December 31, 2014	29 / 33
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PEMEX

PEMEX Consolidated Statements of Cash Flows

	As of December 31,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Operating Activities
Net income (loss)	(170,058)	(263,820)	-55.1%	(93,761)	(17,925)
Items related to investing activities	193,390	192,794	-0.3%	(595)	13,099
Depreciation and amortization	148,492	143,075	-3.6%	(5,417)	9,721
Impairment of properties, plant and equipment	25,609	22,646	-11.6%	(2,963)	1,539
Unsuccessful wells	12,498	12,148	-2.8%	(350)	825
Retirement of property, plant and equipment	14,700	6,371	-56.7%	(8,329)	433
Profit (loss) from sale of fixed asset	(768)	—	100.0%	768	—
Realized profit (loss) by investments in equity securities	(279)	215	177.1%	494	15
Profit sharing in non-consolidated subsidiaries and affiliates	(707)	(93)	86.9%	614	(6)
Dividends received	(914)	(737)	19.4%	178	(50)
Effects of net present value of reserve for well abandonment	(5,240)	9,169	275.0%	14,410	623
Activities related to financing activities	40,722	130,106	219.5%	89,384	8,840
Amortization of primes, discounts, profits and debt issuance expenses	(1,891)	312	116.5%	2,203	21
Interest expense (income)	39,304	50,910	29.5%	11,606	3,459
Unrealized loss (gain) from foreign exchange fluctuations	3,308	78,884	2284.4%	75,575	5,360
Subtotal	64,053	59,080	-7.8%	(4,973)	4,014
Funds provided by (used in) operating activities	126,284	79,241	-37.3%	(47,043)	5,384
Financial instruments for negotiation	1,840	16,354	788.7%	14,514	1,111
Accounts and notes receivable	5,401	9,738	80.3%	4,337	662
Inventories	(67)	8,371	12606.7%	8,438	569
Other assets	(12,906)	(18,985)	-47.1%	(6,079)	(1,290)
Accounts payable and accrued expenses	4,879	(1,911)	-139.2%	(6,790)	(130)
Taxes paid	(2,691)	963	135.8%	3,654	65
Suppliers	45,232	9,402	-79.2%	(35,829)	639
Provision for diverse credits	8,188	357	-95.6%	(7,831)	24
Employees benefits	78,043	79,277	1.6%	1,234	5,386
Deferred taxes	(1,635)	(24,325)	-1387.4%	(22,690)	(1,653)
Net cash flow from operating activities	190,337	138,321	-27.3%	(52,015)	9,398
Investing activities
Acquisition of property, plant and equipment	(245,628)	(230,640)	6.1%	14,987	(15,671)
Exploration expenses	(1,439)	(1,594)	-10.8%	(155)	(108)
Investment in securities	—	(3,466)	0.0%	(3,466)	(236)
Dividends received	—	336	0.0%	336	23
Financial instruments available for sale	2,870	12,735	343.8%	9,865	865
Net cash flow from investing activities	(244,196)	(222,629)	8.8%	21,567	(15,126)
Cash needs related to financing activities	(53,860)	(84,308)	-56.5%	(30,448)	(5,728)
Financing activities
Increase of contributions from the Federal Government	66,583	20,000	-70.0%	(46,583)	1,359
Retirement of contributions from the Federal Government	(65,000)	(71,583)	-10.1%	(6,583)	(4,864)
Loans obtained from financial institutions	236,955	423,399	78.7%	186,444	28,767
Amortization of loans	(191,146)	(207,455)	-8.5%	(16,309)	(14,095)
Interest paid	(37,133)	(47,249)	-27.2%	(10,116)	(3,210)
Net cash flow from financing activities	10,259	117,112	1041.6%	106,853	7,957
Net Increase (decrease) in cash and cash equivalents	(43,601)	32,804	175.2%	76,405	2,229
Effect of change in cash value	5,112	4,438	-13.2%	(673)	302
Cash and cash equiv. at the beginning of the period	119,235	80,746	-32.3%	(38,489)	5,486
Cash and cash equivalents at the end of the period	80,746	117,988	46.1%	37,243	8,017

PEMEX Results Report as of December 31, 2014	30 / 33
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PEMEX

Other Relevant Information

Corporate Restructure

On November 18, 2014, the Board of Directors of Petróleos Mexicanos approved the corporate reorganization plan of PEMEX, which is not expected to generate increases in personnel expenses. The main features of the reorganization plan are as follows:

•    centralization of procurement, human resources, legal, finance, and planning processes;

•    transformation of the four existing subsidiaries into two new productive state-owned subsidiaries: (i) Exploration and Production will subsume the existing subsidiary, Pemex-Exploration and Production, and (ii) Industrial Transformation will comprise Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals; and

•    the creation of the following five productive state-owned subsidiaries, each of which is expected to become an affiliate of Petróleos Mexicanos in 2015:

(i)     Perforación (Drilling): this entity will perform drilling services;

(ii)    Logística (Logistics): this entity will provide land, maritime and pipeline transportation to PEMEX and third parties;

(iii)  Cogeneración y Servicios (Cogeneration and Services): this entity will aim to maximize energy use in PEMEX’s operations by utilizing the heat and steam generated in its industrial processes;

(iv)   Fertilizantes (Fertilizers): this entity will integrate the ammonia production chain up to the point of sale of fertilizers; and

(v)    Etileno (Ethylene): this entity will integrate the ethylene production chain polymers.

The new Exploration and Production productive state-owned subsidiary will have two directorates: (i) Production and Development and (ii) Exploration.

PEMEX’s management team was expected to propose the organic statutes and articles of creation of the new productive state-owned subsidiaries by February 16, 2015. However, on February 13, 2015, the Board approved to extend the deadline to March 27, 2015. Subsequently, the management will present the pricing, fee and cost regime applicable to commercial transactions between Petróleos Mexicanos, its subsidiaries and its affiliates, in addition to the guidelines and strategies for the comprehensive management of Petróleos Mexicanos’ affiliates.

Independent Board Member Resigns

On February 17, 2015, Jaime Lomelín Guillén resigned as independent member of the Board of Directors of Petróleos Mexicanos. He was initially appointed to this position on September 18, 2014. Mr. Lomelín Guillén subsequently resigned from his position in order to avoid any misinterpretation that could damage the credibility and transparency of Mexico’s recent energy reform.

The Law of Petróleos Mexicanos sets forth the procedures for appointing a new independent member to the Board of Directors in the event that a member steps down. Pursuant to this, the new member will hold the position for the remainder of the term of the member being replaced. In the case of Mr. Lomelín Guillén, the term was set to end on September 18, 2018.

Registration and Evaluation of Suppliers and Contractors

PEMEX implemented a new registration and evaluation system for its suppliers and contractors to promote long–term relationships and with the aim of maintaining a transparent, efficient and trustworthy supply chain. The system allows PEMEX to:

•    manage commercial and financial information from suppliers and contractors, in addition to their products and services;

•    evaluate qualitative and quantitative aspects of the entire procurement chain;

•    cross-check information with other government entities such as the SAT (Tax Administration Service), INFONAVIT (National Fund for Worker’s Housing Institute), IMSS (Mexican Social Security Institute), Ministry of Labor and Social Previsions and Ministry of Public Function; and

•    analyze suppliers and contractors by categories and with access to international communities.

PEMEX Results Report as of December 31, 2014	31 / 33
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PEMEX

Collaboration Agreements	The following table sets forth a brief description of the MOUs and Letters of Intent recently entered into by Petróleos Mexicanos:

MOUs

Counterparty	Date	Purpose
Infraestructura Energética Nova, S.A.B de C.V. (IEnova) and Sempra LNG	February 19, 2015	• Development of LNG Project in Ensenada, Baja California.

Reliance Industries Limited, P.M.S. Prasad	December 4, 2014	• Analyze business opportunities along the entire oil and gas value chain. • Technological collaboration. • Exchange of experiences in sustainable activities.

China National Offshore Oil Corporation (CNOOC)	November 13, 2014

•    Exchange of industrial safety experiences.

•    Exchange of professional development best practices and experiences.

•    Technical collaboration.

•    Analyze business opportunities in exploration and production activities associated with heavy crude oil and mature fields.

China Development Bank (CDB)		• Facilitate access to financing for Pemex and its Mexican service providers.
Industrial and Commercial Bank of China Ltd. (ICBC)

•    Establish the basis for a line of credit for up to USD 10.0 billion for Pemex and its service providers, particularly for exploration and production activities and the acquisition of equipment for marine regions.

Eni S.p.A,	October 30, 2014

•    Evaluate potential areas for collaboration in exploration and exploitation, natural gas, refining and petrochemical activities.

•    Exchange of best practices and experiences in technological and operational activities and human capital development programs.

•    Promote initiatives to reduce contaminating emissions.

Kuwait Foreign Petroleum Exploration Company (KUFPEC)	October 29, 2014	• Analyze and develop joint business opportunities in exploration and production.

Chevron	October 26, 2014	• Identify collaboration opportunities in deepwater, heavy crude oil, mature fields, natural gas, refining, fuel distribution, reduction of greenhouse gas (GHG) emissions and industrial safety.

Letter of Intent

Counterparty	Date	Purpose
Organisation for Economic Co-operation and Development (OECD)	February 18, 2015	• Share OECD experiences on best practices in procurement processes and the acquisition of goods and services.

PEMEX Results Report as of December 31, 2014	32 / 33
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PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call at (52 55) 1944 9700, (52 55) 1944 9702, (52 55) 1944 8015 or send an email to ri@pemex.com.

Follow us: @PEMEX_RI

Rolando Galindo Galvez	Celina Torres Uribe	David Ocañas Jasso	Julio Valle Pereña

rolando.galindo@pemex.com	celina.torres@pemex.com	david.ocanas@pemex.com	julio.alberto.valle@pemex.com

Ana Lourdes Benavides Escobar	Mariana López Martínez	Alejandro López Mendoza

ana.lourdes.benavides@pemex.com	mariana.lopezm@pemex.com	alejandro.lopezm@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos’ 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV). EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the annexes to this report. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention, that our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at December 31, 2014, of MXN 14.7180 = USD 1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006 and until December 31, 2014, PEP has been subject to a new fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities is governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi-operating profit. In addition to the payment of the OHD, PEP is required to pay other duties under this fiscal regime. Starting January 1, 2015, Petróleos Mexicanos’ fiscal regime is ruled by the Ley de Ingresos sobre Hidrocarburos (Hydrocarbon Income Law).

The Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX has acted as an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX has retained the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the “final price” is lower than the “producer price”, the SHCP has credited to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications.

As of January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues, and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or have the right to access additional hydrocarbons reserves and to develop them;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the Energy Reform (as described in our most recent Annual Report and Form 20-F);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

PEMEX Results Report as of December 31, 2014	33 / 33
www.pemex.com

Annexes

PEMEX Main Statistics of Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Upstream
Total hydrocarbons (Mboed)	3,668	3,499	-4.6%	(169)	3,653	3,572	-2.2%	(80)
Liquid hydrocarbons (Mbd)	2,566	2,404	-6.3%	(163)	2,564	2,473	-3.6%	(91)
Crude oil (Mbd)	2,523	2,360	-6.5%	(164)	2,522	2,429	-3.7%	(93)
Condensates (Mbd)	43	44	2.4%	1	42	44	5.3%	2
Natural gas (MMcfd)(1)	6,416	6,568	2.4%	153	6,370	6,532	2.5%	162
Downstream
Dry gas from plants (MMcfd)(2)	3,660	3,658	-0.1%	(2)	3,693	3,640	-1.4%	(53)
Natural gas liquids (Mbd)	364	356	-2.2%	(8)	362	364	0.6%	2
Petroleum products (Mbd)(3)	1,337	1,226	-8.3%	(112)	1,386	1,321	-4.7%	(65)
Petrochemical products (Mt)	1,291	1,200	-7.0%	(91)	5,456	5,251	-3.7%	(205)

(1)    Includes nitrogen.

(2)    Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.

(3)    Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

PEMEX Crude Oil Production by Type

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Crude Oil (Mbd)	2,523	2,360	-6.5%	(164)	2,522	2,429	-3.7%	(93)
Heavy	1,348	1,210	-10.2%	(138)	1,365	1,266	-7.3%	(100)
Light	864	872	0.9%	8	847	864	2.0%	17
Extra-light	311	277	-10.8%	(34)	310	299	-3.5%	(11)
Offshore Crude Oil / Total	75.4%	77.8%			75.2%	76.2%

PEMEX Preliminary Results as of December 31, 2014	1 / 20
www.pemex.com

PEMEX

PEMEX Crude Oil Production by Asset

	2011	2012	2013				2014
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
					(Mbd)
Total	2,553	2,548	2,544	2,516	2,506	2,523	2,492	2,468	2,398	2,360
Northeastern Marine Region	1,343	1,309	1,305	1,314	1,302	1,294	1,274	1,252	1,207	1,194
Cantarell	501	454	446	445	443	426	414	397	358	332
Ku-Maloob-Zaap	842	855	859	869	859	868	860	855	850	862
Southwestern Marine Region	561	585	586	581	595	608	604	610	622	642
Abkatún-Pol Chuc	276	266	281	288	299	306	300	296	292	309
Litoral de Tabasco	284	319	305	293	296	303	304	314	331	333
Southern Region	531	508	498	474	468	484	479	476	448	406
Cinco Presidentes	83	96	96	91	92	94	93	92	85	87
Bellota-Jujo	143	130	132	132	133	139	131	131	125	112
Macuspana-Muspac(1)	81	77	81	80	80	83	84	82	78	64
Samaria-Luna	223	205	190	170	163	168	171	171	160	143
Northern Region	119	145	155	146	142	137	133	130	120	117
Burgos	3	5	7	7	8	9	10	10	N/A	N/A
Poza Rica-Altamira	60	68	66	63	60	58	58	60	61	60
Aceite Terciario del Golfo(2)	53	69	74	67	63	60	54	49	47	46
Veracruz	3	4	8	9	10	10	11	11	12	12

(1)    The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.

(2)    The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Natural Gas Production and Gas Flaring

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Total (MMcfd)(1)	5,754	5,761	0.1%	7	5,679	5,758	1.4%	79
Associated	4,115	3,956	-3.9%	(160)	3,916	4,046	3.3%	130
Non-associated	1,639	1,805	10.1%	166	1,763	1,712	-2.9%	(51)
Natural gas flaring (MMcfd)	180	304	68.8%	124	124	246	98.7%	122
Gas flaring / total	3.1%	5.3%			2.2%	4.3%

(1) Does not include nitrogen.

PEMEX Preliminary Results as of December 31, 2014	2 / 20
www.pemex.com

PEMEX

PEMEX Natural Gas Production by Asset

	2011	2012	2013				2014
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
					(MMcfd)
Total (1)	6,594	6,385	6,463	6,275	6,328	6,416	6,522	6,524	6,513	6,568
Northeastern Marine Region	1,406	1,334	1,356	1,386	1,425	1,480	1,601	1,674	1,706	1,785
Cantarell	1,075	1,004	1,014	1,007	1,006	1,001	1,075	1,117	1,116	1,175
Ku-Maloob-Zaap	331	330	342	379	418	479	526	557	590	610
Southwestern Marine Region	1,208	1,259	1,308	1,289	1,313	1,397	1,425	1,378	1,372	1,410
Abkatún-Pol Chuc	559	524	560	571	580	606	610	585	507	513
Litoral Tabasco	649	736	748	718	733	790	815	793	865	896
Southern Region	1,692	1,652	1,596	1,516	1,562	1,608	1,599	1,563	1,488	1,414
Cinco Presidentes	117	116	120	126	134	137	151	148	148	164
Bellota-Jujo	288	297	309	308	326	334	302	295	284	275
Macuspana-Muspac(2)	572	543	528	509	497	526	517	503	480	463
Samaria-Luna	716	696	639	572	604	611	629	617	576	512
Northern Region	2,288	2,139	2,203	2,083	2,029	1,931	1,897	1,909	1,948	1,960
Burgos	1,344	1,269	1,377	1,309	1,264	1,199	1,191	1,205	1,229	1,258
Poza Rica-Altamira	115	120	112	107	117	114	110	101	102	99
Aceite Terciario del Golfo(3)	112	149	168	171	168	161	154	149	148	147
Veracruz	717	601	546	496	480	457	442	454	469	456

Nitrogen
Southern Region	96	107	85	84	99	84	89	116	122	117
Bellota-Jujo	32.5964	35	24	20	28	21	26	54	64	61
Samaria-Luna	63.4495	72	62	64	71	62	63	62	58	56
Northeastern Marine Region	585	601	609	632	594	577	625	646	689	691
Cantarell	585	601	609	632	594	577	625	646	689	691

(1)    Includes nitrogen.

(2)    The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.

(3)    The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX Seismic Information

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
2D(km)	1,134	334	-70.6%	(800)	3,646	3,258	-10.6%	(388)
3D(km2)	2,235	—	-100.0%	(2,235)	14,413	6,150	-57.3%	(8,263)

PEMEX Preliminary Results as of December 31, 2014	3 / 20
www.pemex.com

PEMEX

PEMEX Operating Offshore Platforms

	As of December 31,
	2013	2014	Change
Offshore platforms	254	258	1.6%	4
Storage	1	1	—	—
Compression	10	10	—	—
Control and service	1	1	—	—
Linkage	13	13	—	—
Measurement	1	1	—	—
Drilling	172	174	1.2%	2
Production	25	26	4.0%	1
Telecommunications	6	7	16.7%	1
Treatment and pumping	1	1	—	—
Housing	24	24	—	—

PEMEX Drilled and Operating Wells

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Wells Drilled	187	120	-35.8%	(67)	823	535	-35.0%	(288)
Development	169	117	-30.8%	(52)	785	511	-34.9%	(274)
Exploration	18	3	-83.3%	(15)	38	24	-36.8%	(14)

Operating Wells	9,716	9,545	-1.8%	(171)	9,836	9,558	-2.8%	(278)
Crude oil	6,435	6,045	-6.1%	(391)	6,509	6,210	-4.6%	(298)
Non-Associated Gas	3,281	3,500	6.7%	220	3,327	3,348	0.6%	20

PEMEX Preliminary Results as of December 31, 2014	4 / 20
www.pemex.com

PEMEX

PEMEX Average Operating Drilling Rigs

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Total	117	90	-23.0%	(27)	139	117	-15.8%	(22)
Exploration	21	14	-35.0%	(7)	21	15	-29.4%	(6)
Development	96	77	-20.5%	(20)	118	102	-13.4%	(16)

PEMEX Crude Oil Processing

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Total processed (Mbd)	1,166	1,079	-7.4%	(87)	1,224	1,155	-5.6%	(69)
Light Crude	678	591	-12.9%	(87)	730	657	-10.0%	(73)
Heavy Crude	488	488	0.1%	1	495	499	0.8%	4
Light Crude / Total Processed	58.2%	54.8%	-5.7%	(3.3)	59.6%	56.8%	-4.6%	(2.8)
Heavy Crude / Total Processed	41.8%	45.2%	8.0%	3.3	40.4%	43.2%	6.8%	2.8
Use of primary distillation capacity	71.5%	64.4%	-9.8%	(7.0)	73.1%	69.1%	-5.5%	(4.0)

PEMEX Petroleum Products Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Total production (Mbd)	1,337	1,226	-8.3%	(112)	1,386	1,321	-4.7%	(65)
Automotive gasolines	425	383	-10.0%	(43)	437	422	-3.6%	(16)
Fuel oil	237	237	0.1%	0	269	259	-3.6%	(10)
Diesel	306	273	-11.0%	(34)	313	287	-8.6%	(27)
LPG	203	195	-3.9%	(8)	206	205	-0.4%	(1)
Jet Fuel	63	45	-27.6%	(17)	61	53	-12.2%	(7)
Other(1)	103	93	-9.8%	(10)	100	95	-4.6%	(5)

(1) Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines. Note: As of December 31, 2014 PEMEX had 10,830 service stations.

PEMEX Preliminary Results as of December 31, 2014	5 / 20
www.pemex.com

PEMEX

PEMEX Natural Gas Processing and Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Natural Gas Processing (MMcfd)	4,409	4,329	-1.8%	(80)	4,404	4,343	-1.4%	(61)
Sour Wet Gas	3,411	3,332	-2.3%	(79)	3,330	3,356	0.8%	26
Sweet Wet Gas	998	997	-0.1%	(1)	1,074	986	-8.1%	(87)
Condensates Processing (Mbd)	47.5	48.6	2.3%	1.1	46.3	48.6	5.0%	2.3
Production
Dry gas from plants (MMcfd)	3,660	3,658	-0.1%	(2)	3,693	3,640	-1.4%	(53)
Natural gas liquids (Mbd)	364	356	-2.2%	(8)	362	364	0.6%	2

PEMEX Preliminary Results as of December 31, 2014	6 / 20
www.pemex.com

PEMEX

PEMEX Production of Petrochemicals

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Total production	1,291	1,200	-7.0%	(91)	5,455	5,251	-3.7%	(204)
Basic (Mt)	113	108	-5.1%	(6)	479	428	-10.6%	(51)
Heptane	0.9	0.0	-95.7%	(0.9)	3.6	3.0	-16.5%	(0.6)
Hexane	3	8	167.4%	5	15	27	80.3%	12
Pentanes	4	5	39.1%	1.4	15	18	24.7%	4
Carbon black	100	88	-11.7%	(12)	419	351	-16.3%	(68)
Butane	6	6	3.0%	0	26	29	10.4%	3
Secondary (Mt)	1,178	1,093	-7.2%	(85)	4,976	4,823	-3.1%	(154)
Methane Derivatives	309	279	-9.5%	(29)	1,348	1,278	-5.2%	(71)
Ammonia	204	199	-2.5%	(5)	902	845	-6.3%	(57)
Carbon dioxide	62	46	-25.2%	(16)	290	264	-8.8%	(26)
Methanol	42	33	-20.8%	(9)	157	168	7.3%	11
Ethane Derivatives	258	226	-12.2%	(32)	1,148	1,005	-12.4%	(143)
Vinyl chloride	—	—	—	0	108	—	—	(108)
Dichloroethane	0.0	—	—	0.0	0.06	—	—	(0.06)
Ethylene	7	—	—	(7)	10	15	46.1%	5
Ethylene glycol	36	45	25.4%	9	168	150	-10.9%	(18)
Impure glycol	0.9	0.7	-22.4%	(0.2)	3.2	3.0	-7.8%	(0.2)
Pure monoethylene glycol	3	2	-31.8%	(0.9)	10	11	11.3%	1
Ethylene oxide	61	58	-5.1%	(3.1)	244	240	-1.8%	(4)
High density polyethylene	45	37	-17.3%	(8)	166	157	-5.9%	(10)
Low density polyethylene	60	53	-11.2%	(7)	257	238	-7.0%	(18)
Linear low density polyethylene	47	31	-32.8%	(15)	181	192	5.8%	11
Aromatics and Derivatives	140	152	8.0%	11	544	642	18.2%	99
Aromine 100	2	4	163.6%	3	4	15	250.3%	11
Benzene	0.2	0.6	133.1%	0.3	6.7	6.8	1.6%	0.1
Styrene	33	38	13.6%	5	81	122	50.6%	41
Fluxoil	0.7	1.5	116.9%	0.8	2	4	83.0%	2
High octane hydrocarbon	65	67	2.5%	2	298	317	6.3%	19
Toluene	19.1	12.6	-33.8%	(6.4)	67.7	67.6	-0.1%	(0.1)
Xylenes	20	28	37.8%	8	84	110	31.4%	26
Propylene and Derivatives	130	122	-6.1%	(8)	445	506	13.8%	61
Hydrocyanic acid	0.6	0.6	7.7%	0.0	3.3	4.6	37.2%	1.2
Acrylonitrile	6	5	-22.7%	(1)	35	44	25.7%	9
Propylene	123	117	-5.3%	(6)	406	457	12.5%	51
Other	341	314	-8.1%	(28)	1,492	1,391	-6.7%	(100)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Preliminary Results as of December 31, 2014	7 / 20
www.pemex.com

PEMEX

PEMEX Industrial Safety and Environmental Protection

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Frequency Index (1)	0.38	0.34	-12.5%	(0.05)	0.58	0.37	-34.8%	(0.20)
Severity Index (2)	32	30	-7.0%	(2)	32	24	-23.6%	(8)
Sulfur Oxide Emissions (Mt)	146	165	13.1%	19	475	607	27.6%	131
Reused Water / Use	0.17	0.14	-13.1%	(0.02)	0.16	0.14	-10.6%	(0.02)

(1) Number of lost-time injuries by MMmh risk exposure. (2) Total days lost by MMmh risk exposure. Note: MMmh stands for millon man-hours.

PEMEX Volume of Domestic Sales

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Dry natural gas (MMcfd)	3,274	3,368	2.9%	95	3,463	3,451	-0.4%	(12)
Petroleum products (Mbd)	1,756	1,737	-1.1%	(19)	1,786	1,709	-4.3%	(76)
Automotive gasolines	800	791	-1.0%	(8)	787	776	-1.3%	(11)
Fuel oil	122	107	-12.1%	(15)	189	122	-35.7%	(68)
Diesel	389	400	2.9%	11	392	389	-0.6%	(2)
LPG	302	302	0.0%	(0)	284	281	-0.8%	(2)
Jet fuel	62	66	6.3%	4	62	67	6.9%	4
Other	81	70	-13.5%	(11)	72	74	2.9%	2
Petrochemical products (Mt)	944	946	0.2%	2	3,938	4,106	4.3%	167

PEMEX Preliminary Results as of December 31, 2014	8 / 20
www.pemex.com

PEMEX

PEMEX Volume of Exports(1)

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Crude oil (Mbd)	1,234	1,201	-2.7%	(33)	1,189	1,142	-3.9%	(47)
Maya(2)	1,010	944	-6.6%	(66)	987	917	-7.1%	(70)
Istmo	145	155	7.0%	10	103	134	30.1%	31
Olmeca	79	102	29.4%	23	99	91	-7.5%	(7)
Dry natural gas (MMcfd)(3)	5	3	-32.0%	(2)	3	4	34.4%	1
Petroleum products (Mbd)	173	196	13.4%	23	178	195	9.0%	16
Fuel oil	95	127	34.6%	33	83	124	49.1%	41
Jet fuel	2	—	-100.0%	(2)	1	—	-100.0%	(1)
Naftas	65	69	5.7%	4	72	68	-5.8%	(4)
Other	11	—	-100.0%	(11)	23	3	-84.9%	(19)
Petrochemical products (Mt)	128	90	-30.2%	(39)	605	432	-28.5%	(172)

(1) Transactions conducted by PMI Group. (2) Includes Altamira. (3) Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Volume of Imports(1)

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Dry natural gas (MMcfd)(2)	1,199	1,250	4.3%	51	1,290	1,358	5.3%	68
Petroleum products (Mbd)	629	752	19.6%	123	596	633	6.3%	38
Automotive gasolines	377	426	13.1%	49	353	370	4.9%	17
Fuel oil	9	10	22.5%	2	34	13	-61.8%	(21)
Diesel	112	164	45.9%	52	108	133	22.9%	25
LPG	108	114	5.9%	6	79	85	6.9%	5
Jet fuel	5	20	296.9%	15	3	12	267.4%	9
Naftas	18	15	-17.2%	(3)	18	20	11.1%	2
Other	0.44	3.18	615.7%	2.73	0.47	1.14	142.1%	0.67
Petrochemical products (Mt)	62	79	28.0%	17	290	333	14.9%	43

(1) Transactions conducted by PMI Group. (2) Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Preliminary Results as of December 31, 2014	9 / 20
www.pemex.com

PEMEX

PEMEX Average Exchange Rates and Reference Data

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2013	2014	Change		2013	2014	Change
Mexican crude oil basket (USD/b)	92.05	66.33	-27.9%	(25.72)	98.53	86.56	-12.1%	(11.97)
Regular gasoline in the USCGM (USD¢/gal)	252.93	190.40	-24.7%	(62.53)	277.55	257.29	-7.3%	(20.26)
LPG price by Decree (MXN/t)	10.08	8.29	-17.8%	1.79	8.76	8.80	0.4%	0.04
International reference LPG (MXN/t)	8.53	8.74	2.5%	0.21	8.22	9.77	18.8%	1.55
Natural gas (Henry Hub)(USD/MMBtu)	3.60	4.03	11.9%	0.43	3.65	4.43	21.4%	0.78

					Year ended Dec. 31,
					2013	2014	Change
MXN per USD					13.0765	14.7180	12.6%	1.64

PEMEX Consolidated Income Statement

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total sales	409,494	365,217	-10.8%	(44,277)	24,814	1,608,205	1,587,755	-1.3%	(20,449)	107,878
Domestic sales	231,610	229,288	-1.0%	(2,322)	15,579	910,188	944,998	3.8%	34,810	64,207
Exports	174,959	131,073	-25.1%	(43,886)	8,906	687,678	631,319	-8.2%	(56,359)	42,894
Services income	2,925	4,856	66.0%	1,931	330	10,339	11,439	10.6%	1,099	777
Cost of sales	249,223	241,273	-3.2%	(7,950)	16,393	839,615	864,620	3.0%	25,005	58,746
Gross income	160,271	123,945	-22.7%	(36,326)	8,421	768,589	723,135	-5.9%	(45,454)	49,133
Other revenues (expenses)	9,475	11,772	24.2%	2,297	800	90,136	37,506	-58.4%	(52,630)	2,548
IEPS accrued	15,142	2,415	-84.0%	(12,726)	164	94,466	43,109	-54.4%	(51,357)	2,929
Other	(5,667)	9,357	265.1%	15,024	636	(4,330)	(5,603)	-29.4%	(1,272)	(381)
Transportation and distribution expenses	8,717	9,060	3.9%	343	616	32,448	32,215	-0.7%	(233)	2,189
Administrative expenses	24,548	31,788	29.5%	7,240	2,160	98,654	111,212	12.7%	12,558	7,556
Operating income (loss)	136,481	94,868	-30.5%	(41,612)	6,446	727,622	617,213	-15.2%	(110,409)	41,936
Total interest expense	(11,357)	(17,793)	-56.7%	(6,436)	(1,209)	(39,586)	(51,559)	-30.2%	(11,973)	(3,503)
Total interest income	6,982	1,242	-82.2%	(5,741)	84	8,736	3,014	-65.5%	(5,722)	205
Income (cost) due to financial derivatives	135	(3,794)	-2904.7%	(3,930)	(258)	1,311	(9,439)	-820.0%	(10,750)	(641)
Foreign exchange profit (loss)	(4,254)	(67,501)	-1486.7%	(63,246)	(4,586)	(3,951)	(77,006)	-1848.8%	(73,054)	(5,232)
Profit sharing in non-consolidated subsidiaries and affiliates	861	(1,812)	-310.4%	(2,673)	(123)	707	93	-86.9%	(614)	6
Income before taxes and duties	128,848	5,210	-96.0%	(123,638)	354	694,838	482,316	-30.6%	(212,521)	32,771
Taxes and duties	206,323	121,064	-41.3%	(85,259)	8,226	864,896	746,136	-13.7%	(118,760)	50,695
Duties over hydrocarbon extraction and other	204,815	140,526	-31.4%	(64,289)	9,548	856,979	760,628	-11.2%	(96,351)	51,680
Oil income tax	1,731	2,159	24.8%	428	147	3,604	5,087	41.1%	1,483	346
Income tax and other	(223)	(21,622)	-9591.7%	(21,399)	(1,469)	4,313	(19,578)	-553.9%	(23,891)	(1,330)
Net income (loss)	(77,474)	(115,854)	-49.5%	(38,379)	(7,872)	(170,058)	(263,820)	-55.1%	(93,761)	(17,925)
Other comprehensive results	251,113	(271,526)	-208.1%	(522,639)	(18,449)	254,270	(268,844)	-205.7%	(523,115)	(18,266)
Investment in equity securities	1,116	(1,550)	-238.9%	(2,667)	(105)	4,453	(765)	-117.2%	(5,219)	(52)
Actuarial losses due to employee benefits	247,376	(275,621)	-211.4%	(522,997)	(18,727)	247,376	(275,604)	-211.4%	(522,980)	(18,726)
Conversion effect	2,621	5,646	115.4%	3,025	384	2,441	7,525	208.3%	5,084	511
Comprehensive income (loss)	173,639	(387,379)	-323.1%	(561,018)	(26,320)	84,212	(532,664)	-732.5%	(616,876)	(36,191)

PEMEX Preliminary Results as of December 31, 2014	10 / 20
www.pemex.com

PEMEX

PEMEX Financial Ratios

	Fourth quarter (Oct.-Dec.)			Year ended Dec. 31,
	2013	2014	Change	2013	2014	Change
Cost of sales / Total revenues (including negative IEPS credit)	58.7%	65.6%	6.9	49.3%	53.0%	3.7
D&A / Operating costs & expenses	13.0%	11.2%	(1.8)	15.3%	14.2%	(1.1)
Operating income / Total revenues (including negative IEPS credit)	32.1%	25.8%	(6.3)	42.7%	37.8%	(4.9)
Taxes and duties / Total revenues (including negative IEPS credit)	48.6%	32.9%	(15.7)	50.8%	45.8%	(5.0)
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Interest expense	17.4	8.9	(8.5)	25.1	17.1	(8.0)

PEMEX Sales and Services Revenues

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total revenues from sales and services	409,494	365,217	-10.8%	(44,277)	24,814	1,608,205	1,587,755	-1.3%	(20,449)	107,878
Domestic sales (including negative IEPS recovery)	246,752	231,703	-6.1%	(15,049)	15,743	1,004,654	988,107	-1.6%	(16,547)	67,136
Domestic sales	231,610	229,288	-1.0%	(2,322)	15,579	910,188	944,998	3.8%	34,810	64,207
Dry gas	17,969	15,762	-12.3%	(2,207)	1,071	68,490	77,813	13.6%	9,323	5,287
Petroleum products (including negative IEPS recovery)	222,818	209,201	-6.1%	(13,617)	14,214	909,638	882,000	-3.0%	(27,639)	59,927
Petroleum products	207,676	206,786	-0.4%	(891)	14,050	815,172	838,891	2.9%	23,718	56,998
IEPS	15,142	2,415	-84.0%	(12,726)	164	94,466	43,109	-54.4%	(51,357)	2,929
Gasolines	107,809	107,318	-0.5%	(490)	7,292	404,410	427,950	5.8%	23,540	29,077
Fuel oil	11,046	9,789	-11.4%	(1,257)	665	72,885	45,677	-37.3%	(27,207)	3,104
Diesel	55,167	56,182	1.8%	1,014	3,817	211,723	225,692	6.6%	13,969	15,334
LPG	19,779	21,396	8.2%	1,617	1,454	71,581	78,084	9.1%	6,503	5,305
Jet fuel	8,953	7,892	-11.8%	(1,061)	536	35,396	36,419	2.9%	1,023	2,474
Other	4,922	4,208	-14.5%	(714)	286	19,177	25,068	30.7%	5,890	1,703
Petrochemical products	5,965	6,740	13.0%	775	458	26,525	28,294	6.7%	1,769	1,922
Exports	174,959	131,073	-25.1%	(43,886)	8,906	687,678	631,319	-8.2%	(56,359)	42,894
Crude oil and condensates	136,171	98,321	-27.8%	(37,850)	6,680	548,411	475,500	-13.3%	(72,911)	32,307
Dry gas	17	13	-24.3%	(4)	1	44	64	47.9%	21	4
Petroleum products	38,285	32,436	-15.3%	(5,849)	2,204	137,049	154,021	12.4%	16,972	10,465
Petrochemical products	416	219	-47.5%	(198)	15	1,588	1,416	-10.9%	(172)	96
Suphur	70	86	21.9%	15	6	586	317	-45.8%	(269)	22
Services revenues	2,925	4,856	66.0%	1,931	330	10,339	11,439	10.6%	1,099	777

PEMEX Preliminary Results as of December 31, 2014	11 / 20
www.pemex.com

PEMEX

PEMEX Operating Costs and Expenses

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Operating costs and expenses	282,488	282,121	-0.1%	(367)	19,168	970,718	1,008,048	3.8%	37,330	68,491
Cost of sales	249,223	241,273	-3.2%	(7,950)	16,393	839,615	864,620	3.0%	25,005	58,746
Operating expenses	44,440	49,283	10.9%	4,843	3,348	121,932	130,926	7%	8,994	8,896
Purchases for resale	95,633	98,296	2.8%	2,663	6,679	363,941	379,334	4%	15,393	25,773
Other	109,150	93,694	-14.2%	(15,456)	6,366	353,742	354,361	0%	619	24,077
Transportation and distribution expenses	8,717	9,060	3.9%	343	616	32,448	32,215	-0.7%	(233)	2,189
Administrative expenses	24,548	31,788	29.5%	7,240	2,160	98,654	111,212	12.7%	12,558	7,556
Net cost for the period of employee benefits	23,275	33,106	42.2%	9,832	2,249	115,340	121,779	5.6%	6,440	8,274
Depreciation and amortization expenses	36,586	31,489	-13.9%	(5,097)	2,139	148,492	143,075	-3.6%	(5,417)	9,721

Note: “Other” includes depreciation, amortizations, impairment, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX Interest expense & interest income

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total interest expense	(14,724)	(27,300)	-85.4%	(12,576)	(1,855)	(54,067)	(73,658)	-36.2%	(19,591)	(5,005)
Interest expense	(11,357)	(17,793)	-56.7%	(6,436)	(1,209)	(39,586)	(51,559)	-30.2%	(11,973)	(3,503)
Income (cost) by financial derivatives	(3,368)	(9,508)	-182.3%	(6,140)	(646)	(14,481)	(22,099)	-52.6%	(7,618)	(1,501)
Total interest income	10,485	6,955	-33.7%	(3,530)	473	24,527	15,674	-36.1%	(8,853)	1,065
Interest income	6,982	1,242	-82.2%	(5,741)	84	8,736	3,014	-65.5%	(5,722)	205
Income (cost) by financial derivatives	3,503	5,713	63.1%	2,210	388	15,792	12,660	-19.8%	(3,132)	860

PEMEX Taxes and Duties

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total Taxes and Duties	206,323	121,064	-41.3%	(85,259)	8,226	864,896	746,136	-13.7%	(118,760)	50,695
Hydrocarbons Extraction Duties and other	204,815	140,526	-31.4%	(64,289)	9,548	856,979	760,628	-11.2%	(96,351)	51,680
Ordinary Hydrocarbons Duty	171,848	118,268	-31.2%	(53,580)	8,036	719,771	643,384	-10.6%	(76,387)	43,714
Special Hydrocarbons Duty	1,354	755	-44.3%	(599)	51	5,042	3,077	-39.0%	(1,965)	209
Extraction of Hydrocarbons Duty	1,734	1,168	-32.6%	(566)	79	5,887	4,280	-27.3%	(1,606)	291
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	92	67	-27.4%	(25)	5	383	345	-10.0%	(38)	23
Duty for the Fund of Scientific and Technological Research on Energy	2,006	1,442	-28.1%	(565)	98	8,316	7,466	-10.2%	(851)	507
Duty for Oil Monitoring	9.3	6.7	-28.2%	(2.6)	0.5	38.4	34.5	-10.3%	(3.9)	2.3
Hydrocarbons Duty for the Stabilization Fund	26,325	22,790	-13.4%	(3,535)	1,548	106,333	100,873	-5.1%	(5,460)	6,854
Extraordinary Duty on Crude Oil Exports	1,165	(3,901)	-435.0%	(5,065)	(265)	9,127	680	-92.5%	(8,447)	46
Additional Duty on Hydrocarbons	283	(68)	-124.2%	(351)	(5)	2,082	489	-76.5%	(1,593)	33
Crude Oil Income Tax	1,731	2,159	24.8%	428	147	3,604	5,087	41.1%	1,483	346
Income Tax and other	(223)	(21,622)	-9591.7%	(21,399)	(1,469)	4,313	(19,578)	-553.9%	(23,891)	(1,330)

PEMEX Preliminary Results as of December 31, 2014	12 / 20
www.pemex.com

PEMEX

PEMEX Selected Indices

	As of December 31,
Pemex - Exploration and Production	2013	2014	Change	2014
				(USD/boe)
Total sales / Hydrocarbons production (MXN/boe)	938.2	870.1	(68.1)	59.1
Operating income / Hydrocarbons production (MXN/boe)	631.7	560.3	(71.4)	38.1
Net income / Hydrocarbons production (MXN/boe)	(31.6)	(117.6)	(86.1)	(8.0)
Taxes and duties / Operating income (%)	101.8%	104.1%	2.4

PEMEX Preliminary Results as of December 31, 2014	13 / 20
www.pemex.com

PEMEX

PEMEX Consolidated Balance Sheet

	As of December 31,	As of December 31,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total assets	2,047,390	2,123,321	3.7%	75,931	144,267
Current assets	266,914	282,041	5.7%	15,127	19,163
Cash and cash equivalents	80,746	117,989	46.1%	37,243	8,017
Accounts, notes receivable and other	122,512	113,946	-7.0%	(8,566)	7,742
Inventories	56,914	48,544	-14.7%	(8,371)	3,298
Derivative financial instruments	6,742	1,563	-76.8%	(5,179)	106
Investments available for sale	17,729	5,415	-69.5%	(12,314)	368
Permanent investment in shares of associates	16,780	22,069	31.5%	5,289	1,499
Property, plant and equipment	1,721,579	1,783,336	3.6%	61,757	121,167
Deferred taxes	2,493	952	-61.8%	(1,541)	65
Restricted cash	7,702	6,884	-10.6%	(818)	468
Other assets	14,195	22,625	59.4%	8,430	1,537
Total liabilities	2,232,637	2,892,815	29.6%	660,178	196,549
Current liabilities	259,191	334,006	28.9%	74,815	22,694
Short-term financial debt	90,677	145,863	60.9%	55,186	9,911
Suppliers	106,745	116,148	8.8%	9,402	7,892
Accounts and accrued expenses payable	14,195	12,284	-13.5%	(1,911)	835
Derivative Financial Instruments	6,284	17,460	177.8%	11,175	1,186
Taxes and duties payable	41,289	42,252	2.3%	962	2,871
Long-term liabilities	1,973,446	2,558,809	29.7%	585,363	173,856
Long-term financial debt	750,563	997,386	32.9%	246,823	67,766
Employee benefits	1,119,208	1,474,089	31.7%	354,881	100,155
Provision for diverse credits	69,209	78,423	13.3%	9,214	5,328
Other liabilities	7,406	7,718	4.2%	312	524
Deferred taxes	27,060	1,193	-95.6%	(25,866)	81
Total equity	(185,247)	(769,494)	315.4%	(584,247)	(52,283)
Holding	(185,751)	(769,873)	314.5%	(584,123)	(52,308)
Certificates of contribution “A”	114,605	134,605	17.5%	20,000	9,146
Federal Government Contributions	115,314	43,731	-62.1%	(71,583)	2,971
Legal Reserve	1,002	1,002	0.0%	—	68
Comprehensive accumulated results	(129,066)	(398,078)	208.4%	(269,013)	(27,047)
Retained earnings (accumulated losses)	(287,606)	(551,132)	91.6%	(263,527)	(37,446)
From prior years	(117,740)	(287,606)	144.3%	(169,866)	(19,541)
For the year	(169,866)	(263,527)	55.1%	(93,661)	(17,905)
Participation of non-holding entities	504	379	-24.8%	(125)	26
Total liabilities and equity	2,047,390	2,123,321	3.7%	75,931	144,267

PEMEX Preliminary Results as of December 31, 2014	14 / 20
www.pemex.com

PEMEX

PEMEX Selected Financial Indices

	As of Dec. 31,	As of December 31,
	2013	2014	Change
Property, plant and equipment / Assets	84.1%	84.0%	(0.1)
Financial debt / Total liabilities and equity	41.1%	53.8%	12.8
Working capital (MXN million)	7,723	(51,965)	(59,688)

PEMEX Consolidated total financial debt

	As of Dec. 31,	As of December 31,
	2013	2014	Change		2014
		(MXN million)			(USD million)
Total financial debt	841,240	1,143,249	35.9%	302,009	77,677
Short-term	90,677	145,863	60.9%	55,186	9,911
Long-term	750,563	997,386	32.9%	246,823	67,766

Cash and cash equivalents	80,746	117,989	46.1%	37,243	8,017
Total net financial debt	760,495	1,025,261	34.8%	264,766	69,660

PEMEX Preliminary Results as of December 31, 2014	15 / 20
www.pemex.com

PEMEX

PEMEX Financial debt maturity profile

	As of December 31, 2014
	(MXN million)	(USD million)
Total financial debt	1,143,249	77,677
In Mexican pesos	294,788	20,029
2015	49,527	3,365
2016	23,002	1,563
2017	27,859	1,893
2018	4,463	303
2019 and forward	189,937	12,905

Other currencies	848,461	57,648
2015	96,336	6,545
2016	71,091	4,830
2017	50,861	3,456
2018	82,608	5,613
2019 and forward	547,565	37,204

PEMEX Exposure of Debt Principal(1)

	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2013	2014	2013	2014	2013	2014

	By currency		At fixed rate		At floating rate
Total	100.0%	100.0%	72.5%	70.8%	27.5%	29.2%
USD	79.0%	74.7%	77.9%	78.0%	22.1%	22.0%
MXN	20.4%	24.2%	51.0%	47.2%	49.0%	52.8%
EUR	0.6%	0.0%	99.99%	100.0%	0.01%	0.0%
UDIs	0.0%	1.1%	0.0%	100.0%	0.0%	0.0%

(1) Includes derivative financial instruments.

PEMEX Preliminary Results as of December 31, 2014	16 / 20
www.pemex.com

PEMEX

PEMEX Derivative Financial Instruments

	As of December 31,	As of December 31,
	2013	2014	Change	2014
	(MXN million)		(USD million)
Derivative financial instruments linked to debt and assets
Mark to market (MXN million)	260	(15,824)	(16,084)	(1,075)
Interest rate swaps	100	(180)	(281)	(12)
Cross currency swaps	(2,229)	(13,722)	(11,493)	(932)
Extinguishing cross currency swaps	1,843	(1,922)	(3,765)	(131)
Assets swaps	545	—	(545)	—
Face value (MXN million)	175,897	186,664	10,768	12,683
Interest rate swaps	9,807	17,570	7,762	1,194
Cross currency swaps	127,733	152,222	24,489	10,343
Extinguishing cross currency swaps	16,605	16,873	268	1,146
Assets swaps	21,751	—	(21,751)	—
Natural gas derivative financial instruments Mark to market (MXN million)	1.9	3.6	1.7	0.2
Long swaps	(4.0)	(36.9)	(32.9)	(2.5)
Short swaps	5.7	40.4	34.7	2.7
Long options	24	2	(22)	0.1
Short options	(24)	(2)	22	(0.1)
Volume (MMBtu)	—	—	—	—
Long swaps	1,719,290	3,173,172	1,453,882	—
Short swaps	(1,719,290)	(3,173,172)	(1,453,882)	—
Long options	6,954,264	2,554,450	(4,399,814)	—
Short options	(6,954,264)	(2,554,450)	4,399,814	—
Crude oil and petroleum products derivative financial instruments classified as cash and cash equivalents for accounting purposes due to high liquidity Mark to market (MXN million)	(176)	1,950	2,126	132
Stock market futures	(118)	118	236	8
Stock market swaps	(58)	1,832	1,890	124
Net volume (MM barrels)	(5.8)	(8.6)	(2.8)	—
Stock market futures	(1.8)	(1.7)	0.1	—
Stock market futures	(4.0)	(6.9)	(2.9)	—
Derivative financial instruments fo PMI Mark to market (MXN million)	195	(70)	(265)	(5)
Interest rate swaps OTC markets	(64)	(70)	(5)	(5)
Forward exchange rate in OTC markets	158	—	(158)	—
Stock options	101	—	(101)	—
Face value (MXN million)	12,768	1,693	(11,074)	115
Interest rate swaps OTC markets	1,672	1,693	21	115
Forward exchange rate in OTC markets	4,801	—	(4,801)	—
Stock options	6,295	—	(6,295)	—

Note: the fair value of the Derivative Financial Instruments has been adjusted in accordance with International Financial Reporting Standards (IFRS).

PEMEX Preliminary Results as of December 31, 2014	17 / 20
www.pemex.com

PEMEX

PEMEX Consolidated Statements of Cash Flows

	As of December 31,
	2013	2014	Change		2014
	(MXN million)			(USD million)
Operating Activities
Net income (loss)	(170,058)	(263,820)	-55.1%	(93,761)	(17,925)
Items related to investing activities	193,390	192,794	-0.3%	(595)	13,099
Depreciation and amortization	148,492	143,075	-3.6%	(5,417)	9,721
Impairment of properties, plant and equipment	25,609	22,646	-11.6%	(2,963)	1,539
Unsuccessful wells	12,498	12,148	-2.8%	(350)	825
Retirement of property, plant and equipment	14,700	6,371	-56.7%	(8,329)	433
Profit (loss) from sale of fixed asset	(768)	—	100.0%	768	—
Realized profit (loss) by investments in equity securities	(279)	215	177.1%	494	15
Profit sharing in non-consolidated subsidiaries and affiliates	(707)	(93)	86.9%	614	(6)
Dividends received	(914)	(737)	19.4%	178	(50)
Effects of net present value of reserve for well abandonment	(5,240)	9,169	275.0%	14,410	623
Activities related to financing activities	40,722	130,106	219.5%	89,384	8,840
Amortization of primes, discounts, profits and debt issuance expenses	(1,891)	312	116.5%	2,203	21
Interest expense (income)	39,304	50,910	29.5%	11,606	3,459
Unrealized loss (gain) from foreign exchange fluctuations	3,308	78,884	2284.4%	75,575	5,360
Subtotal	64,053	59,080	-7.8%	(4,973)	4,014
Funds provided by (used in) operating activities	126,284	79,241	-37.3%	(47,043)	5,384
Financial instruments for negotiation	1,840	16,354	788.7%	14,514	1,111
Accounts and notes receivable	5,401	9,738	80.3%	4,337	662
Inventories	(67)	8,371	12606.7%	8,438	569
Other assets	(12,906)	(18,985)	-47.1%	(6,079)	(1,290)
Accounts payable and accrued expenses	4,879	(1,911)	-139.2%	(6,790)	(130)
Taxes paid	(2,691)	963	135.8%	3,654	65
Suppliers	45,232	9,402	-79.2%	(35,829)	639
Provision for diverse credits	8,188	357	-95.6%	(7,831)	24
Employees benefits	78,043	79,277	1.6%	1,234	5,386
Deferred taxes	(1,635)	(24,325)	-1387.4%	(22,690)	(1,653)
Net cash flow from operating activities	190,337	138,321	-27.3%	(52,015)	9,398
Investing activities
Acquisition of property, plant and equipment	(245,628)	(230,640)	6.1%	14,987	(15,671)
Exploration expenses	(1,439)	(1,594)	-10.8%	(155)	(108)
Investment in securities	—	(3,466)	0.0%	(3,466)	(236)
Dividends received	—	336	0.0%	336	23
Financial instruments available for sale	2,870	12,735	343.8%	9,865	865
Net cash flow from investing activities	(244,196)	(222,629)	8.8%	21,567	(15,126)
Cash needs related to financing activities	(53,860)	(84,308)	-56.5%	(30,448)	(5,728)
Financing activities
Increase of contributions from the Federal Government	66,583	20,000	-70.0%	(46,583)	1,359
Retirement of contributions from the Federal Government	(65,000)	(71,583)	-10.1%	(6,583)	(4,864)
Loans obtained from financial institutions	236,955	423,399	78.7%	186,444	28,767
Amortization of loans	(191,146)	(207,455)	-8.5%	(16,309)	(14,095)
Interest paid	(37,133)	(47,249)	-27.2%	(10,116)	(3,210)
Net cash flow from financing activities	10,259	117,112	1041.6%	106,853	7,957
Net Increase (decrease) in cash and cash equivalents	(43,601)	32,804	175.2%	76,405	2,229
Effect of change in cash value	5,112	4,438	-13.2%	(673)	302
Cash and cash equiv. at the beginning of the period	119,235	80,746	-32.3%	(38,489)	5,486
Cash and cash equivalents at the end of the period	80,746	117,988	46.1%	37,243	8,017

PEMEX Preliminary Results as of December 31, 2014	18 / 20
www.pemex.com

PEMEX

PEMEX EBITDA Reconciliation

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2013	2014	Change		2014	2013	2014	Change		2014
	(MXN million)				(USD million)	(MXN million)				(USD million)
Net loss	(77,474)	(115,854)	-49.5%	(38,379)	(7,872)	(170,058)	(263,820)	-55.1%	(93,761)	(17,925)
+ Taxes and duties	206,323	121,064	-41.3%	(85,259)	8,226	864,896	746,136	-13.7%	(118,760)	50,695
- Total interest expense	(11,357)	(17,793)	-56.7%	(6,436)	(1,209)	(39,586)	(51,559)	-30.2%	(11,973)	(3,503)
- Total interest income	6,982	1,242	-82.2%	(5,741)	84	8,736	3,014	-65.5%	(5,722)	205
- Income (cost) due to financial derivatives	135	(3,794)	-2904.7%	(3,930)	(258)	1,311	(9,439)	-820.0%	(10,750)	(641)
- Foreign exchange fluctuation	(4,254)	(67,501)	-1486.7%	(63,246)	(4,586)	(3,951)	(77,006)	-1848.8%	(73,054)	(5,232)
+ Depreciation and amortization	36,586	31,489	-13.9%	(5,097)	2,139	148,492	143,075	-3.6%	(5,417)	9,721
+ Net cost for the period of employee benefits	23,275	33,106	42.2%	9,832	2,249	115,340	121,779	5.6%	6,440	8,274
EBITDA	197,202	157,651	-20.1%	(39,551)	10,711	992,160	882,160	-11.1%	(110,000)	59,937

PEMEX Preliminary Results as of December 31, 2014	19 / 20
www.pemex.com

PEMEX

PEMEX Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Commercial entities	Petróleos Mexicanos and Subsidiary Companies	Intersegment eliminations	Total
	(MXN million)
Year ended Dec. 31, 2014
Total sales	1,134,520	841,458	243,953	44,256	1,064,103	70,121	(1,810,656)	1,587,755
External clients	—	758,989	157,716	28,294	631,319	—	—	1,576,317
Intersegment	1,134,520	78,453	84,198	15,182	431,845	1,169	(1,745,367)	—
Revenues from services	—	4,017	2,039	780	939	68,952	(65,288)	11,439
Depreciation and amortization	121,034	11,436	7,039	2,686	81	799	—	143,075
Cost of the reserve for employee benefits	37,583	38,199	9,338	11,513	233	24,914	—	121,779
Gross income (loss)	776,943	(75,409)	5,032	(3,406)	6,872	66,391	(53,288)	723,135
Operating income (loss)	730,621	(99,090)	(8,655)	(18,936)	5,189	8,077	6	617,213
Total interest expense	(74,483)	(2,629)	(347)	(68)	(1,069)	(56,812)	83,849	(51,559)
Total interest income	14,785	258	2,654	142	1,158	87,372	(103,354)	3,014
Income (cost) due to financial derivatives	(10)	(7,288)	8	(4)	4,652	(26,314)	19,517	(9,439)
Foreign exchange profit (loss)	(63,866)	(5,077)	(133)	(29)	(103)	(7,797)	—	(77,006)
Taxes and duties	760,628	—	(21,772)	—	3,840	3,441	—	746,136
Net income (loss)	(153,377)	(113,826)	15,584	(18,895)	5,798	(260,617)	261,513	(263,820)

As of December 31, 2014
Total assets	1,953,818	534,080	210,681	108,451	95,654	1,578,740	(2,358,103)	2,123,321
Current assets	579,191	254,393	105,261	68,249	79,227	500,506	(1,304,787)	282,041
Investments available for sale	—	—	—	—	—	5,415	—	5,415
Investment in securities of associeted companies	1,393	488	5,060	—	8,490	65,405	(58,766)	22,069
Property, plant and equipment	1,347,194	277,720	99,635	38,929	2,267	17,591	—	1,783,336
Total liabilities	1,694,873	828,445	145,106	148,149	61,047	2,314,532	(2,299,337)	2,892,815
Current liabilities	206,711	330,176	31,966	8,230	54,081	1,000,376	(1,297,535)	334,006
Long-term liabilities	1,488,161	498,268	113,141	139,920	6,966	1,314,155	(1,001,802)	2,558,809
Equity	258,945	(294,364)	65,575	(39,698)	34,607	(735,792)	(58,766)	(769,494)

Year ended Dec. 31, 2013
Total sales	1,250,772	819,391	219,469	40,365	1,096,128	60,569	(1,878,489)	1,608,205
External clients	—	740,372	143,291	26,525	687,678	—	—	1,597,865
Intersegment	1,250,772	74,894	73,998	13,840	407,664	56,136	(1,877,305)	(0)
Revenues from services	—	4,125	2,180	—	787	4,432	(1,185)	10,339
Depreciation and amortization	127,029	10,781	7,061	2,561	9	1,050	—	148,492
Cost of the reserve for employee benefits	36,532	37,402	8,838	11,112	204	21,251	—	115,340
Gross income (loss)	885,857	(144,425)	14,279	(2,007)	16,614	55,281	(57,009)	768,589
Operating income (loss)	842,205	(108,955)	1,446	(15,247)	7,903	185	85	727,622
Total interest expense	(48,374)	(2,774)	(246)	(67)	(1,238)	(48,101)	61,214	(39,586)
Total interest income	12,293	290	128	13	1,093	56,259	(61,339)	8,736
Income (cost) due to financial derivatives	12,635	(12,275)	3,243	369	(233)	(2,430)	0	1,311
Foreign exchange profit (loss)	(4,071)	699	(69)	17	(45)	(482)	—	(3,951)
Taxes and duties	856,979	—	1,525	21	3,931	2,440	—	864,896
Net income (loss)	(42,084)	(123,015)	3,909	(14,936)	2,973	(170,795)	173,888	(170,058)

As of December 31, 2013
Total assets	1,837,047	529,768	221,866	111,818	122,116	1,688,293	(2,463,518)	2,047,390
Current assets	502,903	274,765	115,252	72,066	106,410	497,732	(1,302,214)	266,914
Investments available for sale	—	—	—	—	0	17,728	—	17,729
Investment in securities of associeted companies	1,189	488	4,294	—	7,019	419,817	(416,028)	16,780
Property, plant and equipment	1,315,399	253,118	101,514	39,009	1,983	10,556	—	1,721,579
Total liabilities	1,342,979	740,781	144,252	113,697	90,355	1,847,936	(2,047,362)	2,232,637
Current liabilities	213,952	352,933	35,977	6,145	81,810	863,145	(1,294,772)	259,191
Long-term liabilities	1,129,026	387,848	108,275	107,551	8,545	984,790	(752,590)	1,973,446
Equity	494,068	(211,013)	77,614	(1,879)	31,761	(159,642)	(416,156)	(185,247)

Investor Relations (+52 55) 1944 - 9700 ri@pemex.com @PEMEX_RI

PEMEX Preliminary Results as of December 31, 2014	20 / 20
www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: March 6, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.